As filed with the Securities and Exchange Commission on November 12, 2004.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DELUXE CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota	41-0216800
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Code)

2780

(Primary Standard Industrial Classification Number for the registrant)

3680 Victoria Street North

Shoreview, Minnesota 55126-2966

(651) 483-7111

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Anthony C. Scarfone

Senior Vice President, General Counsel & Secretary

3680 Victoria Street North

Shoreview, Minnesota 55126-2966

(651) 483-7111

(Name, address, including zip code, and telephone number, including area code, of agent for service for the registrant)

Copies to:

Jonathan B. Abram, Esq.

Dorsey & Whitney LLP

50 South Sixth Street, Suite 1500

Minneapolis, Minnesota 55402

Telephone: (612) 340-2600

Facsimile: (612) 340-8738

Approximate date of commencement of proposed sale of the securities to the public:    The exchange will occur as soon as practicable after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
3 1/2% Senior Notes due 2007, series B	$325,000,000	100%	$325,000,000	$41,177.50
5 1/8% Senior Notes due 2014, series B	$275,000,000	100%	$275,000,000	$34,842.50
Total	$600,000,000	—	$600,000,000	$76,020.00

(1)	Determined pursuant to Rule 457 under the Securities Act of 1933, as amended.

The Registrant hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities Exchange Commission (the “SEC”), acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell nor is it an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 12, 2004

PROSPECTUS

DELUXE CORPORATION

Offer to Exchange

$325,000,000 3 1/2% Senior Notes due 2007

and

$275,000,000 5 1/8% Senior Notes due 2014

We are offering to exchange up to $325,000,000 of our 3 1/2% senior notes due 2007, series B (“new 2007 notes”) and up to $275,000,000 of our 5 1/8% notes due 2014, series B (“new 2014 notes” and with the new 2007 notes, the “new notes”), which will be registered under the Securities Act of 1933, as amended (the “Securities Act”), for up to $325,000,000 of our outstanding 3 1/2% notes due 2007 (the “old 2007 notes”) and up to $275,000,000 of our outstanding 5 1/8% notes due 2014 (the “old 2014 notes” and with the old 2007 notes, the “old notes”), respectively. We are offering to exchange the new notes for the old notes to satisfy our obligations contained in the registration rights agreement that we entered into when the old notes were sold pursuant to Rule 144A and Regulation S under the Securities Act. The old notes surrendered in exchange for the new notes will be retired and canceled and will not be reissued. Accordingly, issuance of the new notes will not result in any increase in our outstanding debt.

The terms of each series of new notes are identical in all material respects to the terms of the related series of old notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the old notes do not apply to the new notes.

There is no existing public market for the old notes or the new notes. We do not intend to list the new notes on any securities exchange or seek approval for quotation through any automated trading system.

You may withdraw your tender of the old notes at any time before the expiration of the exchange offer. We will exchange all of the old notes that are validly tendered and not withdrawn.

The exchange offer expires at 5:00 p.m., New York City time, on                     , 2004, unless extended.

The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

We will not receive any proceeds from the exchange offer.

You should carefully review the risk factors beginning on page 14 of this prospectus.

To exchange your old notes for new notes of the same series:

•	You must complete and send the letter of transmittal that accompanies this prospectus to Wells Fargo Bank, N.A., the exchange agent, by 5:00 p.m., New York City time, on , 2004, unless extended.

•	If your old notes are held in book-entry form at The Depository Trust Company, you must instruct DTC, through your signed letter of transmittal, that you wish to exchange your old notes for new notes. When the exchange offer closes, your DTC account will be changed to reflect your exchange of old notes for new notes.

You should read the section called “Exchange Offer” for additional information on how to exchange your old notes for new notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004

You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the date of delivery of this prospectus or the sale of the securities made hereunder. Our business, financial condition, results of operations and prospects may have changed since that date.

Each broker-dealer that receives new notes for its own account in exchange for old notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of new notes received in exchange for such old notes. For a period of up to 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any such broker-dealer that requests copies of this prospectus in the letter of transmittal for use in connection with any such resale. See “Plan of Distribution.”

Until                     , 2004, all dealers that buy, sell or trade the new notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters.

Deluxe Corporation is a Minnesota corporation. Our principal executive offices are located at 3680 Victoria St. N., Shoreview, Minnesota 55126 and our telephone number at that address is (651) 483-7111. Our website is located at http://www.deluxe.com. The information on our website is not part of this prospectus.

In this prospectus, “Deluxe,” the “Company,” “we,” “us” and “our” refer to Deluxe Corporation, except where the context otherwise requires or as otherwise indicated.

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information. When we use the words or phrases “should result,” “believe,” “intend,” “plan,” “are expected to,” “targeted,” “will continue,” “will approximate,” “is anticipated,” “estimate,” “project” or similar expressions in this prospectus (including the information incorporated herein by reference), in future filings with the Securities Exchange Commission, in our press releases and in oral statements made by our representatives, they indicate forward-looking statements within the meaning of the Reform Act.

While we believe that the expectations reflected in our forward-looking statements are reasonable, we want to caution you that any forward-looking statements made by us or on our behalf are subject to uncertainties and other factors that could cause them to be wrong. Some of these uncertainties and other factors include:

•	The check printing portion of the payments industry is mature and if it declines faster than expected, it could have a materially adverse impact on our operating results;

•	We face intense competition in all areas of our business;

•	Continuing softness in direct mail response rates could have an adverse impact on our operating results;

•	Consolidation among financial institutions may adversely affect our ability to sell our products;

•	Standardized business forms and related products face technological obsolescence and changing customer preferences;

•	We face uncertainty with respect to recent and future acquisitions;

•	Our failure to successfully implement a project we have undertaken to replace major portions of our existing sales and distribution systems could negatively impact our business;

•	The success of our apparel business is dependent on our ability to secure reliable inventory sources, as well as the success of the promotional activities of our apparel licensors;

•	Forecasts involving future results reflect various assumptions that may prove to be incorrect;

•	Economic conditions within the United States could have an adverse effect on our operating results;

•	We may be unable to protect our rights in intellectual property;

•	We are dependent upon third party providers for certain significant information technology needs;

•	Legislation relating to consumer privacy protection could harm our business;

•	We may be subject to sales and other taxes which could have adverse effects on our business; and

•	We may be subject to environmental risks.

Although we have attempted to compile a comprehensive list of these important factors, we want to caution you that other factors may prove to be important in affecting future operating results. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact each factor or combination of factors may have on our business. In addition, any of these factors may have affected our past, as well as current, forward-looking statements about future results, so that our actual results in the future may differ materially from those expressed in prior communications.

You are further cautioned not to place undue reliance on those forward-looking statements because they speak only of our views as of the date the statements were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See “Where You Can Find More Information” and “Risk Factors.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy our reports, proxy statements and other information at the SEC’s public reference facilities at Judiciary Plaza, 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. You can also obtain copies of these materials at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference facilities.

We also file documents electronically with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this website is http://www.sec.gov. You may also inspect our reports, proxy statements and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We incorporate by reference the documents listed below and any of our future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); provided, however, that we are not incorporating any information furnished rather than filed in any current report on Form 8-K. The incorporated documents are considered part of this prospectus. We are disclosing important information to you by referring you to these documents. The information that we file later with the SEC will automatically supersede information contained in this prospectus.

•	Our Annual Report on Form 10-K for the year ended December 31, 2003;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	Our Current Reports on Form 8-K filed on July 9, 2004, as amended twice on September 10, 2004 and filed on September 28, 2004, September 29, 2004 and October 4, 2004;

•	The audited financial statements and related report and schedules of New England Business Service, Inc. at June 28, 2003 and June 29, 2002 and for each of the three fiscal years ended June 28, 2003, June 29, 2002 and June 30, 2001, contained in the Annual Report on Form 10-K of New England Business Service, Inc. for the year ended June 28, 2003, filed on September 5, 2003; and

•	The financial statements and related schedules for New England Business Service, Inc. at March 27, 2004 and for each of the nine months ended March 27, 2004 and March 29, 2003, contained in the Quarterly Report on Form 10-Q of New England Business Service, Inc., filed on May 11, 2004.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Investor Relations

Deluxe Corporation

3680 Victoria Street North

Shoreview, Minnesota 55126-2966

(651) 483-7111

We also make available through our website, http://www.Deluxe.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as soon as reasonably practicable after these items are electronically filed with the SEC.

To obtain timely delivery of these filings, you must request the information no later than                     , 2004, or five business days prior to the expiration date of the exchange offer if the exchange offer is extended.

We have filed with the SEC under the Securities Act and the rules and regulations thereunder a registration statement on Form S-4 with respect to the new notes. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. The exhibits to the registration statement contain the full text of certain agreements and other important documents we have summarized in this prospectus. Because these summaries may not contain all of the information that you may find important in deciding whether to exchange the old notes for new notes, you should review the full text of these documents.

SUMMARY

The following summary highlights certain information about Deluxe, the exchange offer and the new notes and the old notes. It may not contain all the information that is important to you in deciding to participate in the exchange offer. More detailed information appears elsewhere in this prospectus and in our consolidated financial statements and accompanying notes that we incorporate by reference. “Exchange Offer” and the “Description of the Notes” sections of this prospectus contain more detailed information regarding the terms and conditions of the exchange offer and the new notes.

Deluxe Corporation

We are the largest provider of checks in the United States, both in terms of revenue and number of checks produced. We design, manufacture and distribute a comprehensive line of printed checks. In addition to checks, we also offer other personalized printed items (e.g., business forms, business cards, stationery, greeting cards, labels, and shipping and packaging supplies), promotional products and merchandising materials, fraud prevention services and customer retention programs. On June 25, 2004, we acquired New England Business Service, Inc. (NEBS), a leading provider of products and services to small businesses.

With the acquisition of NEBS, we currently operate as four business segments: Financial Services, Direct Checks, Business Services and NEBS.

Financial Services.  Financial Services sells checks, related products and check merchandising services to approximately 8,000 financial institution clients nationwide, including banks, credit unions and financial services companies. Additionally, Financial Services offers enhanced services to our financial institution clients, such as customized reporting, file management, expedited account conversion support and fraud prevention. Consumers typically submit their check orders to their financial institution, which forwards those orders to us. We then process the orders and ship them directly to the consumers. Financial Services produces a wide range of check designs, with many consumers preferring one of the dozens of licensed designs we offer, including Disney®, Warner Brothers®, NASCAR®, Harley Davidson®, Coca-Cola® and Laura Ashley®. We are committed to our financial institution relationships and seek to strengthen and expand them by emphasizing the breadth and value of our checks and related products and services. Financial Services operates only in the United States.

Direct Checks.  Direct Checks is the nation’s leading direct-to-consumer check supplier, selling under the Checks Unlimited® and Designer® Checks brands. Through these two brands, Direct Checks sells personal and business checks, as well as related products, using direct response marketing and the Internet. We use a variety of direct marketing techniques to acquire new customers, including freestanding inserts in newspapers, in-package advertising, statement stuffers and co-op advertising. We also use e-commerce strategies to direct traffic to our websites. We continue to emphasize telephone and Internet contacts because they provide a more efficient way of selling products than through the mail. As a result, Direct Checks received 24% of its order volume through the Internet in the first nine months of 2004 via three websites: www.checksunlimited.com, www.designerchecks.com and www.checks.com. Direct Checks operates only in the United States.

Business Services.  Business Services is a leading supplier of checks, forms and related products to small businesses and home offices through financial institution referrals, business alliances and via direct mail and the Internet. We offer software-compatible laser checks and forms, manual business checks and forms, business cards, stationery and other business products and accessories and currently have a database of approximately 2.2 million customers. Business Services works with financial institutions to help them better meet the needs of small business customers. Through a successful business referral program, our financial institution clients refer new small business customers by calling us directly at the time of new account opening. Once contacted by the small business customer, our call center associates spend time learning about their business and accounting requirements and help them order software compatible checks, forms and other related products that fit their needs. This personal approach, coupled with an integrated direct marketing strategy targeting existing customers, results in satisfied customers for both the financial institution and for us. Business Services operates only in the United States.

NEBS.  We are in the process of evaluating how NEBS’s various lines of business will be incorporated into our reportable business segments. Until this evaluation is completed, we will manage and monitor NEBS as a separate segment. NEBS is a leading provider of products and services to small businesses. Its offerings include checks, forms, packaging supplies, embossed foil anniversary seals and other printed material which are marketed through direct mail, telesales, a direct sales force, dealers, dedicated distributors and the Internet. NEBS also designs, embroiders and sells specialty apparel products through distributors and independent sales representatives. NEBS operates primarily in the United States, but also has operations in Canada, the United Kingdom and France.

Competitive Strengths

Our competitive strengths include:

Market Leader.  We are the world’s leading printer of checks for businesses and consumers. We currently print approximately half of the 40 billion checks written each year in the United States. Our Direct Checks and Financial Services segments are both market leaders.

Broad customer base, comprehensive small business product and service offerings and expanded distribution channels.  With the acquisition of NEBS, we have a customer base of more than 6 million small businesses, one of the most comprehensive product and service offerings for small businesses and a network of independent dealers.

Established Relationships with Our Financial Institution Clients.  We have established strong relationships with a diverse base of financial institution clients. Our Financial Services segment has approximately 8,000 financial institution clients. We continuously supplement our product portfolio to meet client needs. We also offer a range of check program management services for our financial institution clients that have enhanced their customer relationships. We typically have supply agreements with our largest financial institution clients with an average term of three to five years.

Low-Cost Producer.  Proprietary printing technology and process improvements have enabled us to be both a low-cost producer and a quality leader. Our leading market position and order volume provide us with greater purchasing leverage with our suppliers and reduce our per-unit overhead costs. Excluding the NEBS acquisition, we reduced the number of our printing facilities from a peak of more than 60 to just 11 as of September 30, 2004, and substantially reduced our employee base through our cost management strategy. In addition, we have implemented manufacturing processes which have contributed to the elimination of unproductive activities in the production cycle, allowing us to achieve efficiency gains.

Marketing Expertise.  We have developed our marketing expertise through our knowledge and understanding of customers’ check buying preferences and effective check merchandising strategies. Associates in our call centers use the product knowledge and understanding of our customers’ buying preferences to increase customer satisfaction.

Proprietary Technology and Superior Product Quality.  We have developed proprietary printing technologies such as digitally-driven offset printing. This technology achieves a Magnetic Ink Character Recognition (MICR) accuracy rate of 99.9%, the highest in the industry. The result of this proprietary technology and high accuracy is a lower reject rate for our checks during the highly automated check scanning process. Based on a study by QualPro (a leading independent quality testing firm) contained in our press release issued on January 31, 2002, the MICR reject rate of our checks is significantly lower than the MICR reject rate of the checks printed by our competitors. Our superior MICR quality allows our financial institution clients to dramatically reduce costs related to re-processing checks.

Business Strategy

Our employees are guided by five key business objectives: revenue growth; customer loyalty; talent and diversity in our workforce; cost management; and transformation. The key strategies to accomplish these objectives include pursuing acquisitions which leverage our core competencies, are accretive to earnings and generate cash from operating activities; strengthening our leading position in the markets in which we compete; and expanding into closely related or adjacent products and services.

Revenue growth.  We intend to pursue new clients and customers for our existing products and services, as well as sell additional services and new product offerings to our existing clients and customers. We plan to accomplish this objective by pursuing acquisitions and developing and executing effective marketing offers and programs in existing and new channels. We also plan to increase revenue from new and existing customers by using selling strategies that maximize the revenue generated from each order.

Customer loyalty.  We intend to strengthen our relationships with customers by providing new and enhanced products and services, as well as continuously improving our processes and tools to deliver increased customer satisfaction.

Talent and diversity in our workforce.  We invest in our employees to attract and retain those who have the skills and motivation to deliver on our commitment to customers and support our strategic initiatives.

Cost management.  We invest in technology and processes that continue to lower our cost structure. Past initiatives to reduce costs and improve efficiency included developing proprietary print technology, consolidating facilities, implementing more efficient manufacturing processes, selectively outsourcing non-core activities and increasing the use of electronic channels for order placement. Our operational excellence is a contributing factor to our ability to successfully execute an acquisition program.

Transformation.  We intend to develop or acquire products and services that will generate revenue not entirely dependent on the number, size or frequency of check order transactions. With the acquisition of NEBS, we have expanded our product offerings, customer base and non-check revenue. Our intent is to expand and strengthen the relationships we have with financial institutions and small businesses by creating unique value propositions across both channels.

Recent Developments

On June 25, 2004, we acquired via a tender offer approximately 98% of the outstanding common stock of New England Business Service, Inc., or NEBS, for $44 per share. Immediately following the close of the tender offer, we completed a merger under which NEBS became a wholly owned subsidiary and we became obligated to acquire the untendered shares at a price of $44 per share. We also agreed to redeem all outstanding NEBS stock options for $44 per option less the option exercise price. The total purchase price for the acquisition of NEBS was approximately $639,600,000. NEBS is a leading provider of products and services to small businesses. We believe NEBS is a strategic fit, as we both serve small business customers, and the acquisition expands our product offerings, customer base and non-check revenue. For the audited and unaudited financial statements of NEBS, see the information set forth in the Annual Report on Form 10-K of NEBS for the year ended June 28, 2003, filed on September 5, 2003, and the Quarterly Report on Form 10-Q of NEBS for the quarter ended March 27, 2004, filed on May 11, 2004. Such audited and unaudited financial statements are incorporated by reference into this prospectus.

SUMMARY OF THE EXCHANGE OFFER

The Initial Offering of Old Notes

We sold the old notes on October 1, 2004 to J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC and certain other initial purchasers pursuant to a purchase agreement between us and these entities, dated September 28, 2004. We refer to J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC and the other initial purchasers that they represented in this prospectus collectively as the “initial purchaser.” The initial purchaser subsequently resold the old notes: (i) to qualified institutional buyers pursuant to Rule 144A; or (ii) outside the United States in compliance with Regulation S, each as promulgated under the Securities Act.

Registration Rights Agreement

Simultaneously with the initial sale of the old notes to the initial purchasers, we entered into a registration rights agreement with the initial purchasers for the exchange offer. In the registration rights agreement, we agreed, among other things, to file a registration statement with the SEC and to use our best efforts to commence and complete this exchange offer within 210 days of issuing the old notes. The exchange offer is intended to satisfy our obligations under the registration rights agreement. After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your old notes.

The Exchange Offer

We are offering to exchange the new notes, which have been registered under the Securities Act, for your old notes, which were issued on October 1, 2004 in the initial offering. In order to be exchanged, an old note must be properly tendered and accepted. All old notes that are validly tendered and not validly withdrawn by the expiration date of the exchange offer will be exchanged. We will issue new notes promptly after the expiration of the exchange offer.

Resales

We believe that the new notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act provided that:

•	the new notes are being acquired in the ordinary course of your business;

•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the new notes issued to you in the exchange offer; and

•	you are not an affiliate of ours.

If any of these conditions are not satisfied and you transfer any new notes issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your new notes from these requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability.

Each broker-dealer that is issued new notes in the exchange offer for its own account in exchange for old notes that were acquired by that broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes. For a period of up to 180 days after the completion of the exchange offer, a broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the new notes issued to it in the exchange offer. See “Plan of Distribution.”

Record Date	We mailed this prospectus and the related exchange offer documents to registered holders of the old notes on , 2004.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, , 2004, unless we decide to extend the expiration date.

Conditions to the Exchange Offer

The exchange offer is not subject to any conditions other than that the exchange offer will not violate applicable law or any applicable interpretation of the staff of the SEC and that there are no actions or proceedings in any court or by any government agency that may materially impair our ability to conduct the exchange offer and that we have obtained all necessary governmental approval for the consummation of the exchange offer.

Procedures for Tendering Old Notes	If you wish to tender your old notes for exchange in this exchange offer, you must transmit to the exchange agent on or before the expiration date either:

•	an original or a facsimile of a properly completed and duly executed copy of the letter of transmittal, which accompanies this prospectus, together with your old notes and any other documentation required by the letter of transmittal, at the address provided on the cover page of the letter of transmittal; or

•

If the notes you own are held of record by The Depository Trust Company, or “DTC,” in book-entry form and you are making delivery by book-entry transfer, a computer-generated agent’s message transmitted to the exchange agent’s account at DTC, in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer must be delivered. As part of the book-entry transfer, DTC will facilitate the exchange of your notes and update your account to reflect the issuance of the new notes to you. DTC’s Automated Tender Offer Program system, or “ATOP,” allows you to electronically transmit your acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to the notes exchange agent.

In addition, you must deliver to the exchange agent on or before the expiration date:

•	a timely confirmation of book-entry transfer of your old notes into the account of the exchange agent at DTC if you are effecting delivery of book-entry transfer, or

•	if necessary, the documents required for compliance with the guaranteed delivery procedures.

Special Procedures for Beneficial Owners

If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner of old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interest in the old notes in the exchange offer, you should contact the person in whose name your book-entry interests in the old notes are registered promptly and instruct that person to tender on your behalf.

Withdrawal Rights	You may withdraw the tender of your old notes at any time prior to 5:00 p.m., New York City time, on , 2004.

Federal Income Tax Considerations	The exchange of old notes for new notes should not be a taxable event for United States federal income tax purposes.

Failure to Exchange Your Old Notes

If you fail to exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to transfer restrictions and you will not have any further rights under the registration rights agreement, including any right to require us to register your old notes or to pay any additional interest.

Use of Proceeds	We will not receive any proceeds from the issuance of the new notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.

Exchange Agent	Wells Fargo Bank, N.A. is serving as the exchange agent in connection with the exchange offer.

SUMMARY OF TERMS OF THE NEW NOTES

The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes will be registered under the Securities Act. As a result, the new notes will not bear legends restricting their transfer and will not contain the registration rights and additional interest provisions contained in the old notes. The new notes represent the same debt as the old notes. Both the old notes and the new notes are governed by the same indenture. Unless the context otherwise requires, we use the term notes in this prospectus to collectively refer to the old notes and the new notes.

Issuer	Deluxe Corporation.

Notes offered

$600,000,000 aggregate initial principal amount of notes, consisting of $325,000,000 aggregate initial principal amount of 3 1/2% notes due 2007, series B (the “new 2007 notes”) and $275,000,000 aggregate initial principal amount of 5 1/8% notes due 2014, series B (the “new 2014 notes” and with the new 2007 notes the “new notes”).

Interest

The new 2007 notes will accrue interest from the date of their issuance at the rate of 3 1/2% per year. The new 2014 notes will accrue interest from the date of their issuance at the rate of 5 1/8% per year. We will pay interest on the new notes on April 1 and October 1 of each year, beginning April 1, 2005, and on the date of maturity.

Maturity date	The new 2007 notes will mature on October 1, 2007. The new 2014 notes will mature on October 1, 2014.

Redemption and Sinking Fund

We may redeem some or all of the new 2014 notes at any time at a redemption price described under “Description of the Notes—Optional Redemption.” We will not be able to redeem the new 2007 notes. There will be no sinking fund with respect to the new notes.

Ranking	The new notes will be unsecured and unsubordinated and will rank equally with all our other unsecured and unsubordinated indebtedness and other obligations.

Form and Denomination

The new notes will be issued in denominations of $1,000 and integral multiples thereof. The new notes of each series will be issued in the form of one or more global notes which will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC.

No Limit on Debt	The indenture governing the new notes does not limit the amount of indebtedness that we may incur or provide holders any protection should we be involved in one or more highly leveraged transaction.

Absence of a public market

The new notes are a new issue of securities and there is currently no established market for them. Accordingly, there can be no assurance as to the development or liquidity of any market for the new notes.

Governing Law	The new notes and the indenture will be governed by New York law.

Additional Notes

We may issue additional notes under the indenture having the same terms in all respects as either series of the new notes. The new 2007 notes and the new 2014 notes offered hereby and any such additional notes would be each treated as a single class for all purposes under the indenture and would each vote together as one class on all matters with respect to the new 2007 notes or the new 2014 notes.

Risk factors	See “Risk factors” beginning on page 14 for discussion of factors you should carefully consider before deciding to participate in the exchange offer.

For a more complete description of the terms of the new notes, see “Description of the Notes.”

RISK FACTORS

Investing in the notes involves risk. In addition to the information set forth elsewhere in this prospectus, you should consider carefully the factors set forth below in connection with an investment in our notes.

Risks Related to Our Business

The check printing portion of the payments industry is mature and if it declines faster than expected, it could have a materially adverse impact on our operating results.

Check printing is, and is expected to continue to be, an essential part of our business and the principal source of our operating income. We primarily sell checks for personal and small business use and believe that there will continue to be a substantial demand for these checks for the foreseeable future. However, according to our estimates, the total number of checks written by individuals and small businesses continued to decline slightly in 2003, and the total number of personal, business and government checks written in the United States has been in decline since the mid-1990s. We believe that the number of checks written will continue to decline due to the increasing use of alternative payment methods, including credit cards, debit cards, smart cards, automated teller machines, direct deposit, electronic and other bill paying services, home banking applications and Internet-based payment services. However, the rate and the extent to which alternative payment methods will achieve consumer acceptance and replace checks, whether as a result of legislative developments, personal preference or otherwise, cannot be predicted with certainty. A surge in the popularity of any of these alternative payment methods could have a material, adverse effect on the demand for checks and a material, adverse effect on our business, results of operations and prospects.

We face intense competition in all areas of our business.

Although we are the leading check printer in the United States, we face considerable competition. In addition to competition from alternative payment systems, we also face intense competition from other check printers in our traditional financial institution sales channel, from direct mail sellers of checks, from sellers of business checks and forms, from check printing software vendors and, increasingly, from Internet-based sellers of checks to individuals and small businesses. Additionally, low-price, high volume office supply chain stores offer standardized business forms, checks and related products to small businesses. The corresponding pricing pressure placed on us has been significant and has resulted in reduced profit margins. We expect these pricing pressures to continue to impact our results of operations. We cannot assure you that we will be able to compete effectively against current and future competitors. Continued competition could result in additional price reductions, reduced profit margins, loss of customers and an increase in up-front cash payments to financial institutions upon contract execution or renewal.

Continuing softness in direct mail response rates could have an adverse impact on our operating results.

Our direct-to-consumer businesses, including portions of our newly acquired NEBS business, have experienced declines in response and retention rates related to direct mail promotional materials. We believe that these declines are attributable to a number of factors, including the decline in check usage, the overall increase in direct mail solicitations received by our target customers, the gradual obsolescence of NEBS’ standardized forms products and in the case of our direct-to-consumer check business, the multi-box promotional strategies employed by us and our competitors. To offset these impacts, we may have to modify and/or increase our marketing and sales efforts, which could result in increased expense. The profitability of our direct-to-consumer businesses depends in large part on our ability to secure adequate advertising media placements at acceptable rates, as well as the consumer response rates generated by such advertising, and there can be no assurances regarding the future cost, effectiveness and/or availability of suitable advertising media. Competitive pressure may inhibit our ability to reflect any of these increased costs in the prices of our products. We can provide no assurance that we will be able to sustain our current levels of profitability in this situation.

Consolidation among financial institutions may adversely affect our ability to sell our products.

The number of financial institutions has declined due to large-scale consolidation in the last few years. In recent months, financial institution consolidation activities have begun to increase once again. Margin pressures arise from such consolidation as merged entities seek not only the most favorable prices formerly offered to the predecessor institutions, but also additional discounts due to the greater volume represented by the combined entity. This concentration greatly increases the importance of retaining our major financial institution clients and attracting significant additional clients in an increasingly competitive environment. The increase in general negotiating leverage possessed by such consolidated entities also presents a risk that new and/or renewed contracts with these institutions may not be secured on terms as favorable as those historically negotiated with these clients. Although we devote considerable efforts toward the development of a competitively priced, high quality suite of products and services for the financial services industry, there can be no assurance that significant financial institution clients will be retained or that the loss of a significant client can be counterbalanced through the addition of new clients or by expanded sales to our remaining clients.

Standardized business forms and related products face technological obsolescence and changing customer preferences.

Continual technological improvements have provided small business customers with alternative means to enact and record business transactions. For example, the price and performance capabilities of personal computers and related printers now provide a cost effective means to print low quality versions of business forms on plain paper. Additionally, electronic transaction systems and off-the-shelf business software applications have been designed to automate several of the functions performed by business forms products. If we are unable to develop new products and services with comparable profit margins, our results of operations could be adversely affected.

We face uncertainty with respect to recent and future acquisitions.

We acquired NEBS in June 2004 and may pursue additional acquisitions in the future. We cannot predict whether suitable acquisition candidates can be acquired on acceptable terms or whether any acquired products, technologies or businesses will contribute to our revenues or earnings to any material extent. Significant acquisitions typically result in the incurrence of contingent liabilities or debt, or additional amortization expense related to acquired intangible assets, and thus, could adversely affect our business, results of operations and financial condition. Additionally, the success of any acquisition depends upon our ability to effectively integrate the acquired businesses into ours. The process of integrating acquired businesses involves numerous risks, including, among others, difficulties in assimilating operations and products, diversion of management’s attention from other business concerns, risks of operating businesses in which we have limited or no direct prior experience, potential loss of our key employees or key employees of acquired businesses, potential exposure to unknown liabilities and possible loss of our clients and customers or clients and customers of the acquired businesses.

Our failure to successfully implement a project we have undertaken to replace major portions of our existing sales and distribution systems could negatively impact our business.

During 2005, we plan to implement a new sales and distribution system in major portions of our order processing and call center operations. Once implemented, we expect the new system to reduce redundancy while standardizing systems and processes and reduce our costs. This is a significant information systems project with wide-reaching impacts on our internal operations and business. We can provide no assurance that the amount of this investment will not exceed our expectations and result in materially increased levels of expense. There is also no assurance that this initiative will achieve the expected cost savings or result in a positive return on our investment. Additionally, if the new system does not operate as intended, or is not implemented as planned, there could be disruptions in our business which could adversely affect our results.

The success of our apparel business is dependent on our ability to secure reliable inventory sources, as well as the success of the promotional activities of our apparel licensors.

We purchase a majority of our apparel products from manufacturers located outside the United States. In most cases, these same manufacturers supply other apparel companies, many of which are significantly larger than us. Because of their larger size, these apparel companies are able, when necessary, to secure preferential treatment from the manufacturers. The availability of product from these manufacturers can also be adversely impacted by social, political and economic conditions in their respective countries. If a significant disruption in our supply of apparel products were to occur, we can provide no assurance that we would be able to readily locate alternative supply sources at comparable levels of price and quality.

Additionally, our apparel business is dependent on our apparel licensors to adequately promote our licensed brands and protect those brands from infringement. We believe that brand awareness is an important factor to our apparel customers. As such, we sell a majority of our products under nationally-recognized brands licensed from third parties. In each case, the licensor is primarily responsible for promoting its brand and protecting its brand from infringement. The failure of one or more of our licensors to adequately promote or defend their brands could diminish the perceived value of those brands to our customers and result in reduced revenue and profits.

Forecasts involving future results reflect various assumptions that may prove to be incorrect.

From time to time, our representatives make predictions or forecasts regarding our future results, including, but not limited to, forecasts regarding estimated revenues, earnings or earnings per share. Any forecast regarding our future performance reflects various assumptions which are subject to significant uncertainties, and, as a matter of course, may prove to be incorrect. Further, the achievement of any forecast depends on numerous factors which are beyond our control. As a result, we cannot assure you that our performance will be consistent with any management forecasts or that the variation from such forecasts will not be material and adverse. You are cautioned not to base your entire analysis of our business and prospects upon isolated predictions, and are encouraged to use the entire available mix of historical and forward-looking information made available by us, and other information affecting us and our products and services, including the factors discussed here.

In addition, independent analysts periodically publish reports regarding our projected future performance. The methodologies we employ in arriving at our own internal projections and the approaches taken by independent analysts in making their estimates are likely different in many significant respects. We expressly disclaim any responsibility to advise analysts or the public markets of our views regarding the current accuracy of the published estimates of independent analysts. If you are relying on these estimates, you should pursue your own investigation and analysis of their accuracy and the reasonableness of the assumptions on which they are based.

Economic conditions within the United States could have an adverse effect on our operating results.

Downturns in general economic conditions adversely affected our 2003 operating results. Consumer spending, employment levels and small business confidence are a few of the statistics which impact our business, among others. If these economic factors do not continue to show improvement, as they have in recent quarters, we could experience additional declines in our revenue and profitability.

We may be unable to protect our rights in intellectual property.

Despite our efforts to protect our intellectual property, third parties may infringe or misappropriate our intellectual property or otherwise independently develop substantially equivalent products and services. In addition, designs licensed from third parties account for an increasing portion of our revenues, and there can be no guarantee that such licenses will be available to us indefinitely or on terms that would allow us to continue to be profitable with those products. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm our business and ability to compete. We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect our trademarks, software and know-how. We may be required to spend significant resources to protect our trade secrets and monitor and police our intellectual property rights.

We are dependent upon third party providers for certain significant information technology needs.

We have entered into agreements with third party providers for the provision of information technology services, including software development and support services, and personal computer, telecommunications, network server and help desk services. In the event that one or more of these providers is not able to provide adequate information technology services, we would be adversely affected. Although we believe that information technology services are available from numerous sources, a failure to perform by one or more of our service providers could cause a disruption in our business while we obtain an alternative source of supply.

Legislation relating to consumer privacy protection could harm our business.

We are subject to regulations implementing the privacy and information security requirements of the federal financial modernization law known as the Gramm-Leach-Bliley Act (the “Act”). The Act requires us to develop and implement policies to protect the security and confidentiality of consumers’ nonpublic personal information and to disclose these policies to consumers before a customer relationship is established and annually thereafter. These regulations could have the effect of foreclosing future business initiatives.

The Act does not prohibit state legislation or regulations that are more restrictive on the collection and use of data. More restrictive legislation or regulations have been introduced in the past and could be introduced in the future in Congress and the states. We are unable to predict whether more restrictive legislation or regulations will be adopted in the future. Any future legislation or regulations could have a negative impact on our business, results of operations or prospects.

Laws and regulations may be adopted in the future with respect to the Internet, e-commerce or marketing practices generally relating to consumer privacy. Such laws or regulations may impede the growth of the Internet and/or use of other sales or marketing vehicles. As an example, new privacy laws could decrease traffic to our websites, decrease telemarketing opportunities and decrease the demand for our products and services. Additionally, the applicability to the Internet of existing laws governing property ownership, taxation, libel and personal privacy is uncertain and may remain uncertain for a considerable length of time.

We may be subject to sales and other taxes which could have adverse effects on our business.

In accordance with current federal, state and local tax laws, and the constitutional limitations thereon, we currently collect sales, use or other similar taxes in state and local jurisdictions where our direct-to-consumer businesses have a physical presence. One or more state or local jurisdictions may seek to impose sales tax collection obligations on us and other out-of-state companies which engage in remote or online commerce. Further, tax law and the interpretation of constitutional limitations thereon is subject to change. In addition, any new operations of these businesses in states where they do not currently have a physical presence could subject shipments of goods by these businesses into such states to sales tax under current or future laws. If one or more state or local jurisdictions successfully asserts that we must collect sales or other taxes beyond our current practices, it could have a material, adverse affect on our business.

We may be subject to environmental risks.

Our check printing facilities are subject to many existing and proposed federal and state regulations designed to protect the environment. In some instances, we owned and operated our check printing facilities before the environmental regulations came into existence. We have sold former check printing facilities to third parties and in some instances have agreed to indemnify the buyer of the facility for certain environmental liabilities. We have obtained insurance coverage related to environmental issues at certain of those facilities. We believe that based on current information, we will not be required to incur additional material and uninsured expense with respect to these sites, but unforeseen conditions could result in additional exposure at lesser levels.

Risks Related to the Notes

The notes are effectively subordinated to the obligations of our subsidiaries.

We conduct our operations through our subsidiaries. Although the notes are unsubordinated obligations, they will be effectively subordinated to all liabilities of our subsidiaries, to the extent of their assets. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due under our indebtedness, including the notes, or to make any funds available to us, whether by paying dividends or otherwise, so that we can do so. Our subsidiaries currently do not have any indebtedness outstanding. We have a corporate policy in place prohibiting the incurrence of debt by them, although we have no restrictions on our ability to amend that policy at anytime.

The Indenture does not limit the amount of indebtedness that we may incur.

The Indenture, which is described below under “Description of the Notes,” does not limit the amount of secured or unsecured indebtedness that we may incur. The Indenture does not contain any debt covenants or provisions that would afford the holders of the notes protection in the event we participate in a highly leveraged transaction.

Ratings of our notes could be lowered in the future.

We expect that the notes will be rated “investment grade” by one or more nationally recognized statistical rating organizations. A rating is not a recommendation to purchase, hold or sell notes, since a rating does not predict the market price of a particular security or its suitability for a particular investor. The rating organization may lower our rating or decide not to rate our securities in its sole discretion. The rating of the notes will be based primarily on the rating organization’s assessment of the likelihood of timely payment of interest when due on the notes and the ultimate payment of principal of the notes on the final maturity date.

The reduction, suspension or withdrawal of the ratings of the notes will not, in and of itself, constitute an event of default under the Indenture.

An active trading market for our notes may not develop.

There is no established trading market for the notes since they are a new issue of securities.

We do not intend to apply for the listing of any notes on a national securities exchange. We cannot assure you as to the liquidity of the public market for the notes or that any active public market for the notes will develop or continue. If an active public market does not develop or continue, the market price and liquidity of the notes may be adversely affected.

Risks Related To Exchange Offer

Holders who fail to exchange their old notes will continue to be subject to restrictions on transfer.

If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes described in the legend on the certificates for your old notes. The restrictions on transfer of your old notes arise because we issued the old notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or are offered and sold under an exemption from these requirements. We do not plan to register the old notes under the Securities Act. For further information regarding the consequences of tendering your old notes in the exchange offer, see the discussions below under the captions “The Exchange Offer” and “Certain Federal Income Tax Consequences.”

You must comply with the exchange offer procedures in order to receive new, freely tradable notes.

Delivery of new notes in exchange for old notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•	certificates for old notes or a book-entry confirmation of a book-entry transfer of old notes into the exchange agent’s account at DTC, including an agent’s message, as defined in this prospectus, if the tendering holder does not deliver a letter of transmittal;

•	a completed and signed letter of transmittal, or facsimile copy, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message in place of the letter of transmittal; and

•	any other documents required by the letter of transmittal.

Therefore, holders of old notes who would like to tender old notes in exchange for new notes should be sure to allow enough time for the old notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of old notes for exchange. Old notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and will no longer have the registration and other rights under the registration rights agreement. See “The Exchange Offer.”

Some holders who exchange their old notes may be deemed to be underwriters and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities. If you are deemed to have received restricted securities, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

NO CASH PROCEEDS TO THE COMPANY

This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the new notes and have agreed to pay the expenses of the exchange offer. In consideration for issuing the new notes as contemplated in this prospectus, we will receive in exchange old notes in like principal amount. The form and terms of each series of the new notes are identical in all material respects to the form and terms of the related series of old notes, except as otherwise described herein under “Exchange Offer—Terms of the Exchange Offer.”

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2004, on a historical basis and as adjusted to reflect the offering of the old notes and the application of the estimated net proceeds therefrom. The information in this table does not give effect to any other events subsequent to September 30, 2004.

Capitalization

	As of September 30, 2004
(dollars in thousands)	Actual	As Adjusted
Cash and Cash Equivalents	$13,899	$13,899

Short-Term Obligations:
Short-term debt	318,606	318,606
Current portion of long-term debt	1,503	1,503

Long-Term Obligations:
Long-term debt	975,559	379,915
Notes offered hereby, net of discount	—	599,183

Total Debt	1,295,668	1,299,207

Total Shareholders’ Deficit	(213,777)	(213,777)

Total Capitalization	$1,081,891	$1,085,430

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of our earnings to our fixed charges for the periods indicated.

	Nine Months Ended September 30, 2004		Year Ended December 31,
			2003		2002		2001		2000		1999
Ratio of earnings to fixed charges (1)	12.6	x	14.8	x	42.6	x	33.2	x	18.7	x	19.2	x
Pro forma earnings to fixed charges (2)	6.9	x	6.4	x

(1) For the purpose of computing the ratios of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, plus fixed charges, plus a proportional share of earnings of 50 percent owned companies, less equity in undistributed earnings of companies owned less than 50 percent. Fixed charges consist of interest on all indebtedness, amortization of debt discount and expense and that portion of rental expense deemed to be representative of interest.

(2) Pro forma ratio of earnings to fixed charges for the year ended December 31, 2003, and the nine months ended September 30, 2004, include the estimated impact of incremental interest expense attributable to the old notes and after the exchange offer, the new notes offered pursuant to this prospectus.

UNAUDITED PRO FORMA COMBINED

FINANCIAL STATEMENTS

The following unaudited pro forma combined statements of income give effect to (i) the acquisition of NEBS, (ii) the issuance of the old notes, which evidences the same indebtedness as and will be replaced by the new notes if exchanged and (iii) additional borrowings under our commercial paper program to finance our acquisition of NEBS, as if they all occurred on January 1, 2003. The acquisition of NEBS was completed on June 25, 2004. The assets acquired and liabilities assumed from NEBS were included in our unaudited consolidated balance sheet as of September 30, 2004, which is incorporated herein from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 as filed with the SEC on November 4, 2004. As such, a pro forma combined balance sheet as of September 30, 2004 is not presented here.

The unaudited pro forma information has been derived from, and should be read in conjunction with, the historical consolidated financial statements of Deluxe and NEBS and the accompanying notes thereto, incorporated by reference into this prospectus. We have a fiscal year-end of December 31 and, prior to the acquisition, NEBS had a fiscal year-end of the last Saturday in June. The unaudited pro forma combined statement of income for the year ended December 31, 2003 includes our results for our fiscal year 2003 and NEBS’s results for the period from December 29, 2002 through December 27, 2003. The unaudited pro forma combined statement of income for the nine months ended September 30, 2004 includes our results for the period from January 1, 2004 through September 30, 2004 and NEBS’s results for the period from December 28, 2003 through June 25, 2004.

The estimated purchase price for NEBS has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. This allocation is preliminary, pending the completion of detailed analyses and outside appraisals of the fair values of the assets acquired, as well as completion of management’s integration plans. Once these analyses and appraisals are completed, the allocation of the purchase price will be finalized. We anticipate that these analyses and appraisals will be completed within the next few months, at which time the allocation of the purchase price to the assets acquired and liabilities assumed will be adjusted accordingly.

The unaudited pro forma combined statements of income have been prepared in accordance with the rules and regulations of the SEC. These statements are intended for informational purposes only and are not necessarily indicative of the future results of operations of the combined company after the acquisition, or the results of operations of the combined company that would have actually occurred had the acquisition been completed as of the date indicated. For example, we anticipate realizing the benefit of cost savings for combining the two companies and we anticipate incurring charges related to integration activities. The benefits and charges resulting from these actions are not reflected in the unaudited pro forma combined statements of income in accordance with the rules of the SEC.

Unaudited Pro Forma Combined Statement of Income

For the Year Ended December 31, 2003

(dollars and shares in thousands, except per share amounts)

		Deluxe Corporation Historical	NEBS Pro Forma (see Note 3)	Pro Forma Adjustments (see Note 4)		Pro Forma Combined
	Revenue	$1,242,141	$726,613	$—		$1,968,754
	Cost of goods sold	425,965	310,198	2,952	(a)	739,115

	Gross Profit	816,176	416,415	(2,952)		1,229,639
	Selling, general and administrative expense	492,511	364,451	29,810	(b)	888,361
				1,589	(a)
	Asset impairment and net disposition losses	4,744	13,363	—		18,107

	Operating Income	318,921	38,601	(34,351)		323,171
	Other (expense) income	(669)	2,917	—		2,248

	Income Before Interest and Taxes	318,252	41,518	(34,351)		325,419
	Interest expense	(19,241)	(7,917)	(30,532	)(c)	(56,525)
				1,165	(d)
	Interest income	369	343	—		712

	Income Before Income Taxes	299,380	33,944	(63,718)		269,606
	Provision for income taxes	106,908	18,324	(22,301	)(f)	102,931

	Net Income	$192,472	$15,620	$(41,417)		$166,675

Earnings per Share:	Basic	$3.53				$3.06
	Diluted	3.49				3.02
Average common shares outstanding:	Basic	54,523				54,523
	Diluted	55,228				55,228

The accompanying notes are an integral part of

the unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Income

For the Nine Months Ended September 30, 2004

(dollars and shares in thousands, except per share amounts)

		Deluxe Corporation Historical	NEBS Pro Forma (see Note 3)	Pro Forma Adjustments (see Note 4)		Pro Forma Combined
	Revenue	$1,103,176	$350,138	$—		$1,453,314
	Cost of goods sold	380,271	148,621	1,476	(a)	530,368

	Gross Profit	722,905	201,517	(1,476)		922,946
	Selling, general and administrative expense	460,479	181,061	13,343	(b)	655,678
				795	(a)
	Asset impairment and net disposition losses	33	—	—		33

	Operating Income	262,393	20,456	(15,614)		267,235
	Other income	671	20	—		691

	Income Before Interest and Taxes	263,064	20,476	(15,614)		267,926
	Interest expense	(19,303)	(4,507)	(23,038	)(c)	(40,754)
				874	(d)
				5,220	(e)
	Interest income	801	84	—		885

	Income Before Income Taxes	244,562	16,053	(32,558)		228,057
	Provision for income taxes	93,407	6,494	(11,395	)(f)	88,506

	Net Income	$151,155	$9,559	$(21,163)		$139,551

Earnings per Share:	Basic	$3.02				$2.79
	Diluted	2.99				2.76
Average common shares outstanding:	Basic	50,089				50,089
	Diluted	50,516				50,516

The accompanying notes are an integral part of

the unaudited pro forma combined financial statements.

Notes to Unaudited Pro Forma Combined

Statements of Income

Note 1: Basis of pro forma presentation

The accompanying unaudited pro forma combined statements of income and related notes are unaudited. In the opinion of management, the pro forma financial statements include all adjustments necessary for a fair presentation of our pro forma results of operations. These financial statements should be read in conjunction with the audited financial statements and related notes included in our Annual Report on Form 10-K as filed with the SEC on March 12, 2004 and NEBS Annual Report on Form 10-K as filed with the SEC on September 5, 2003.

In accordance with the rules and regulations of the SEC, unaudited combined statements may omit or condense certain information and disclosures normally required for a complete set of financial statements prepared in accordance with generally accepted accounting principles. However, management believes that the notes to the unaudited pro forma combined statements of income contain disclosures adequate to make the information presented not misleading.

Note 2: Purchase price allocation

On June 25, 2004, we acquired via a tender offer approximately 98% of the common stock of NEBS for $44 per share. Immediately following the close of the tender offer, we completed a merger under which NEBS became a wholly-owned subsidiary and we became obligated to acquire the untendered shares at a price of $44 per share. We also agreed to redeem all outstanding NEBS stock options for $44 per option less the option exercise price. The total purchase price for the acquisition was comprised of the following (dollars thousands):

Cash payments for NEBS common stock	$585,352
Cash payments to redeem NEBS stock options	44,087
Direct costs of the acquisition	10,161

Total purchase price	$639,600

The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. This allocation is preliminary, pending the completion of detailed analyses and outside appraisals of the fair values of the assets acquired, as well as completion of management’s integration plans. Once these analyses and appraisals are completed, the allocation of the purchase price will be finalized. We anticipate that these analyses and appraisals will be completed within the next few months, at which time the allocation of the purchase price to the assets acquired and liabilities assumed will be adjusted accordingly. The following illustrates our preliminary allocation of the purchase price to the assets acquired and liabilities assumed (dollars in thousands):

Cash and cash equivalents	$14,681
Trade accounts receivable	71,563
Inventories and supplies	41,729
Deferred income taxes	21,370
Other current assets	14,732
Long-term investments	2,974
Property, plant and equipment	54,816
Assets held for sale	2,208
Intangibles	333,883
Goodwill	445,450
Other non-current assets	8,420
Accounts payable	(34,729)
Accrued liabilities	(81,963)
Long-term debt due within one year	(10,417)
Long-term debt	(155,203)
Deferred income taxes	(86,902)
Other non-current liabilities	(3,012)

Total purchase price	$639,600

Our preliminary valuation of acquired intangible assets indicates that the fair value of the intangible assets acquired exceeds NEBS historical carrying value for those assets by approximately $216 million. The estimated fair values for these assets are based on preliminary asset appraisals completed by an independent third party. The intangibles acquired consisted of the following (dollars in thousands):

Intangible assets acquired consisted of the following (dollars in thousands):

	Amount	Weighted-average amortization period
Indefinite lives:
Tradenames	$151,200

Amortizable intangibles:
Customer lists	103,900	6.3 years
Distributor contracts	30,900	9.0 years
Internal-use software	25,483	3.6 years
Tradenames	16,100	5.0 years
Bank referral agreements	6,300	11.0 years

Total amortizable intangibles	$182,683	6.5 years

Total intangible assets acquired	$333,883

Amortizable tradenames and software are being amortized on the straight-line basis. The other amortizable intangible assets are being amortized using accelerated methods. The amount assigned to intangible assets acquired, as well as the related amortization periods, may change once our detailed analyses and outside asset appraisals are completed. Total amortization expense is expected to be as follows over the next 5 years based on our preliminary asset valuations (dollars in thousands):

2005	$45,669
2006	38,365
2007	27,996
2008	18,667
2009	11,292

Note 3: NEBS pro forma results

The NEBS pro forma results reflect NEBS historical results of operations, adjusted to include acquisitions which NEBS completed during and subsequent to the pro forma periods. In June 2003, NEBS acquired all of the outstanding shares of Safeguard Business Systems, Inc. (“SBS”), in January 2004, NEBS acquired certain assets of Stephen Fossler Company, Inc. and in April 2004, NEBS acquired certain assets and liabilities of Alles Corporation. The unaudited NEBS pro forma results of operations give effect to these acquisitions as if they had occurred as of January 1, 2003. The unaudited historical results for the period from December 29, 2002 through December 27, 2003, includes goodwill and asset impairment charges of $13.2 million related to NEBS PremiumWear apparel business.

The following illustrates the compilation of NEBS pro forma results for the period from December 29, 2002 through December 27, 2003 (dollars in thousands):

	Historical (unaudited)
	NEBS	Acquired Businesses	Pro Forma Adjustments		NEBS Pro Forma
Revenue	$633,892	$92,721	$—		$726,613
Cost of goods sold	267,494	42,704	—		310,198

Gross Profit	366,398	50,017	—		416,415
Selling, general and administrative expense	315,055	48,493	903	(i)	364,451
Asset impairment and net disposition losses	13,249	114	—		13,363

Operating Income	38,094	1,410	(903)		38,601
Other income	1,027	1,890	—		2,917

Income Before Interest and Taxes	39,121	3,300	(903)		41,518
Interest expense	(6,665)	(999)	(253	)(ii)	(7,917)
Interest income	251	92	—		343

Income Before Income Taxes	32,707	2,393	(1,156)		33,944
Provision for income taxes	16,984	1,745	(405	)(iii)	18,324

Net Income	$15,723	$648	$(751)		$15,620

The following illustrates the compilation of NEBS pro forma results for the period from December 28, 2003 through June 25, 2004 (dollars in thousands):

	Historical (unaudited)
	NEBS	Acquired Businesses	Pro Forma Adjustments		NEBS Pro Forma
Revenue	$347,791	$2,347	$—		$350,138
Cost of goods sold	147,090	1,531	—		148,621

Gross Profit	200,701	816	—		201,517
Selling, general and administrative expense	180,167	894	—		181,061

Operating Income	20,534	(78)	—		20,456
Other income	—	20	—		20

Income Before Interest and Taxes	20,534	(58)	—		20,476
Interest expense	(4,507)	(20)	20	(ii)	(4,507)
Interest income	83	1			84

Income Before Income Taxes	16,110	(77)	20		16,053
Provision for income taxes	6,514	(27)	7	(iii)	6,494

Net Income	$9,596	$(50)	$13		$9,559

(i) To record incremental amortization expense for acquired intangible assets.

(ii) To eliminate interest expense recorded in the acquired company’s historical financial statements. SBS’ debt was required to be paid immediately upon acquisition. No debt was assumed under the purchases of Stephen Fossler Company and Alles Corporation. Additionally, to record interest expense on the borrowings to effect the acquisitions, using NEBS actual interest rate on the borrowings immediately following completion of the acquisitions.

(iii) To record the tax effect of the NEBS pro forma adjustments at the federal statutory tax rate of 35%.

Note 4: Pro forma adjustments

The following pro forma adjustments have been made to the historical financial statements based upon the preliminary allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition, as well as to reflect interest expense on the notes registered pursuant to the registration statement for which this prospectus is a part, as well as the additional borrowings to complete the acquisition:

a)	To record incremental depreciation expense associated with acquired property, plant and equipment (“PP&E”). The fair value of acquired PP&E is estimated to exceed NEBS’s historical carrying value by $10.1 million.

b)	To record incremental amortization expense for the intangible assets acquired. See Note 2: Purchase price allocation for discussion of the intangible assets acquired.

c)	To record interest expense on the notes registered pursuant to the registration statement for which this prospectus is a part, as well as on the additional borrowings to effect the acquisition, using our actual interest rate on the additional borrowings immediately following completion of the acquisition, as follows (dollars in thousands):

Debt offered hereunder: $600,000 at an effective interest rate of 5.0%

Commercial paper: $39,600 at 1.4%

The effective interest rate on the notes registered pursuant to the registration statement for which this prospectus is a part includes the amortization of debt issue costs and a $23.6 million loss on interest rate lock agreements associated with the debt.

d)	To record a reduction in interest expense associated with adjusting acquired debt to fair value. Upon acquisition, the debt assumed from NEBS was adjusted to its fair market value. This adjustment resulted in a debt premium, which is amortized over the term of the debt as a reduction of interest expense.

e)	To reduce interest expense by the borrowings replaced with the notes registered pursuant to the registration statement for which this prospectus is a part. The year-to-date weighted-average amounts outstanding are as follows (dollars in thousands):

Bridge line of credit: $83,212 at 2.07%

Commercial paper: $361,224 at 1.45%

f)	To record the tax effect of the pro forma adjustments at the federal statutory tax rate of 35%.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present the selected historical consolidated financial data of Deluxe as of the dates and for the periods indicated. The selected consolidated financial information at December 31, 2003, 2002 and 2001 and for each of the three years ended December 31, 2003 are derived from our audited consolidated financial statements incorporated by reference into this prospectus, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The selected consolidated financial information at December 31, 2000 and 1999 and for each of the two years ended December 31, 2000 are derived from our audited consolidated financial statements. You should read this Selected Consolidated Financial Information section in conjunction with our consolidated financial statements and notes that are contained in our Annual Report on Form 10-K for the year ended December 31, 2003, our Quarterly Report on Form 10-Q for the nine months ended September 30, 2004, which are incorporated by reference into this prospectus. See “Where You Can Find More Information.” The information for the interim periods is unaudited, but includes all adjustments, consisting only of normal recurring adjustments, which are, in our opinion, necessary for a fair presentation of these periods. The interim results of operations may not be indicative of the results for the full year.

	Fiscal Year Ended December 31,					Nine Months Ended September 30, (unaudited)
(dollars in thousands)	2003	2002	2001	2000(4)	1999	2004	2003
Income Statement:
Revenue	$1,242,141	$1,283,983	$1,278,375	$1,262,712	$1,363,798	$1,103,176	$941,623
Cost of goods sold	425,965	435,794	453,818	453,023	557,775	380,271	322,515

Gross Profit	816,176	848,189	824,557	809,689	806,023	722,905	619,108
Selling, general and administrative expense	492,511	502,961	514,369	518,245	506,490	460,479	368,815
Goodwill amortization expense(1)	—	—	6,188	5,201	726	—	—
Asset impairment and disposition losses (gains)	4,744	297	2,062	7,309	(19,770)	33	108

Operating Income	318,921	344,931	301,938	278,934	327,724	262,393	250,185
Interest expense	(19,241)	(5,079)	(5,583)	(11,436)	(8,589)	(19,303)	(14,205)
Interest income	369	675	2,367	4,753	7,222	801	308
Other (expense) income	(669)	195	(1,188)	1,178	(3,775)	671	(858)

Income from Continuing Operations Before Income Taxes	299,380	340,722	297,534	273,429	322,582	244,562	235,430
Provision for income taxes	106,908	126,448	111,634	103,957	118,261	93,407	82,377

Income from Continuing Operations	192,472	214,274	185,900	169,472	204,321	151,155	153,053
Loss from Discontinued Operations	—	—	—	(7,536)	(1,299)	—	—

Net Income	192,472	214,274	185,900	161,936	203,022	151,155	153,053

Balance Sheet Data (at period end):
Cash and Cash Equivalents	$2,968	$124,855	$9,571	$99,190	$150,148	$13,899	$3,437
Total Assets	562,960	668,973	537,721	656,274	921,822	1,561,179	557,920
Short-term Debt	213,250	—	150,000	—	60,000	318,606	200,090
Long-term Debt	381,694	308,199	11,465	110,873	114,407	977,062	357,063
Total Debt	594,944	308,199	161,465	110,873	174,407	1,295,668	557,153

Cash Flow:
Net Cash Provided by Operating Activities from Continuing Operations	$181,467	$257,139	$270,623	$253,572	$221,237	$213,452	$150,949
Purchases of Capital Assets	22,034	40,708	28,775	48,483	76,795	26,177	15,672
Payments for Common Stock Repurchase	507,126	172,803	345,399	—	313,492	26,637	453,234
Cash Dividends Paid	80,453	92,940	101,773	107,195	113,535	55,701	61,751

Other:
Operating Margin	25.7%	26.9%	23.6%	22.1%	24.0%	23.8%	26.6%
Return on Average Assets(2)	31.2%	35.5%	31.1%	20.5%	20.2%	18.0%	36.8%
EBITDA(3)	$378,334	$403,331	$374,732	$348,682	$384,990	$326,058	$293,468
Ratio of EBITDA(3) to Interest Expense	19.7	79.4	67.1	30.5	44.8	16.9	20.7

(1) Our results of operations for the years ended December 31, 2003 and 2002 were impacted by the adoption of Statement of Financial Accounting Standards No. 142 Goodwill and Other Intangible Assets. Under this statement, goodwill is not amortized, but is subject to impairment testing on at least an annual basis. Thus, we recorded no goodwill amortization expense during 2003 and 2002.

(2) Nine month information calculated using a four quarter trailing average.

(3) EBITDA is not a measure of financial performance under generally accepted accounting principles (GAAP). We disclose EBITDA because it can be used to analyze profitability between companies and industries by eliminating the effects of financing (i.e., interest) and capital investments (i.e., depreciation and amortization). We continually evaluate EBITDA, as we believe that an increasing EBITDA depicts increased ability to attract financing and increases the valuation of our business. We do not consider EBITDA to be a substitute for performance measures calculated in accordance with GAAP. Instead, we believe that EBITDA is a useful performance measure which should be considered in addition to those measures reported in accordance with GAAP. EBITDA is derived from net income as follows:

	Fiscal Year Ended December 31,					Nine Months Ended September 30, (unaudited)
	2003	2002	2001	2000	1999	2004	2003
Net Income	$192,472	$214,274	$185,900	$161,936	$203,022	$151,155	$153,053
Loss from discontinued operations, net of tax	—	—	—	7,536	1,299	—	—
Provision for income taxes	106,908	126,448	111	103,957	118,261	93,407	82,377
Interest expense, net	18,872	4,404	3,216	6,683	1,367	18,502	13,897
Depreciation	22,773	23,953	30,605	33,375	41,786	19,132	16,445
Amortization of intangibles	37,309	34,252	37,189	29,994	18,529	43,862	27,696
Amortization of goodwill	—	—	6,188	5,201	726	—	—

EBITDA	378,334	403,331	374,732	348,682	384,990	326,058	293,468

(4) Includes $10,685 in charges for asset impairment losses and restructuring charges related to a discontinued e-commerce initiative.

EXCHANGE OFFER

Purpose of the Exchange Offer

On October 1, 2004 (the “issue date”), we sold $325 million of our 3 1/2% Senior Notes due 2007 and $275 million of our 5 1/8% Senior Notes due 2014 in a private placement. On or after the issue date, the old notes were resold pursuant to an offering memorandum dated September 28, 2004 in reliance on Rule 144A and Regulation S under the Securities Act. On October 1, 2004, Deluxe and the initial purchaser also entered into a registration rights agreement pursuant to which we agreed that we would, at our expense, for the benefit of the holders of the old notes, subject to certain exceptions:

•	file a registration statement (the “exchange offer registration statement”) with the Securities and Exchange Commission on or prior to the 90th day after the issue date with respect to a registered offer (the “registered exchange offer”) to exchange the old notes for new notes of Deluxe having terms substantially identical in all material respects to the old notes (except that the new notes will not contain restrictive legends, terms with respect to transfer restrictions, additional interest upon certain events or other rights under the registration rights agreement);

•	use our reasonable best efforts to cause the SEC to declare the exchange offer registration statement effective under the Securities Act no later than the 180th day after the old notes were first issued;

•	use our reasonable best efforts to cause such registration statement to remain effective until the closing of the exchange offer;

•	use our reasonable best efforts to complete the exchange offer no later than 210 days after the old notes were first issued; and

•	use our reasonable best efforts to keep the exchange offer open for at least 20 business days (or longer, if required by applicable law or otherwise extended by us, at our option) after the date notice of the exchange offer is mailed to the holders of the old notes; and

•	during the exchange offer, offer to all holders of the old notes who are legally eligible to participate in the exchange offer the opportunity to exchange their old notes for new notes and for each old note validly tendered to us and not withdrawn before the expiration of the exchange offer, issue to the holder of such old note a new note having a principal amount equal to that of the surrendered old note.

A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. The registration statement is intended to satisfy certain of our obligations under the registration rights agreement and the purchase agreement. In the event that we are not permitted or is unable to effect such exchange offer, it is contemplated that we will instead file a shelf registration statement covering resales of the old notes by the holders of the old notes and will use our reasonable best efforts to cause such shelf registration statement to become effective and to keep such shelf registration statement effective for a maximum of two years from the issue date.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any and all old notes validly tendered and not withdrawn prior to the expiration date.

We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes of the same series validly tendered and not withdrawn pursuant to the exchange offer. Old notes may be tendered in the principal amount of $1,000 and integral multiples of $1,000 in excess thereof, provided that if fewer than all of the old notes of a holder are tendered for exchange, the untendered principal amount of the holder’s remaining old notes must be $1,000 or any integral multiple of $1,000 in excess thereof.

Each series of new notes has substantially the same terms as the related series of old notes except that:

•	the exchange will be registered under the Securities Act and, therefore, the new notes will not bear legends restricting their transfer; and

•	holders of the new notes will not be entitled to any of the registration rights or rights to additional interests of holders of old notes under the registration rights agreement, which rights will terminate upon the consummation of the exchange offer.

Each series of the new notes will evidence the same indebtedness as the corresponding series of the old notes (which they replace) and will be issued under, and be entitled to the benefits of, the indenture, which also authorized the issuance of each series of the old notes, such that each series of the new notes and the corresponding series of the old notes will be treated as a single class of securities under the indenture.

As of the date of this prospectus, $325 million of our old 2007 notes and $275 million of our old 2014 notes are outstanding, all of which are registered in the name of Cede & Co., as nominee for DTC. Solely for reasons of administration, we have fixed the close of business on                     , 2004 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the old notes entitled to participate in the exchange offer.

Holders of the old notes do not have any appraisal or dissenters’ rights under the Minnesota Business Corporation Act or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act and the rules and regulations of the SEC thereunder.

We shall be deemed to have accepted validly tendered old notes when, and if, we have given oral or written notice thereof to Wells Fargo Bank, N.A., the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purpose of receiving the new notes from us.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. However, holders will be responsible for delivery of the necessary documents and certificates to the exchange agent to tender the old notes for exchange pursuant to the exchange offer. We will pay all charges and expenses related to the exchange of the old notes, other than certain applicable taxes described below, in connection with the exchange offer. See “—Fees and Expenses.”

We do not make any recommendation to holders of old notes as to whether they should tender any of their old notes under the exchange offer. In addition, no one has been authorized to make any recommendation. Holders of old notes must make their own decision whether to participate in the exchange offer and, if the holder chooses to participate in the exchange offer, the aggregate principal amount of old notes to tender, after reading carefully this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

Expiration Date; Extensions; Amendments

The term “expiration date” shall mean 5:00 p.m., New York City time, on                     , 2004, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

If we determine to extend the exchange offer, we will, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date:

•	notify the exchange agent of any extension by oral or written notice; and

•	issue a press release or other public announcement which shall include disclosure of the approximate number of old notes deposited to date.

We reserve the right, in our sole discretion:

•	to delay accepting any old notes for exchange;

•	to extend the exchange offer; or

•	to terminate or amend the exchange offer by giving oral or written notice of such delay, extension, termination or amendment to the exchange agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a press release or other public announcement thereof.

If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the old notes, and we will extend the exchange offer for a period of at least five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if the exchange offer would otherwise expire during such five to ten business day period.

Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest

Interest on each new note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor, or, if no interest has been paid on such old note, from the date of its original issue. Holders of the old notes whose old notes are accepted for exchange will not receive accrued interest on their old notes for any period from and after the last interest payment date to which interest has been paid or duly provided for on their old notes prior to the issue date of the new notes or, if no interest has been paid or duly provided for, will not receive any accrued interest on their old notes, and will be deemed to have waived the right to receive any interest on their old notes accrued from and after such interest payment date or, if no such interest has been paid or duly provided for, from and after October 1, 2004.

Resale of the New Notes

With respect to the new notes, based upon interpretations by the staff of the SEC set forth in certain no-action letters issued to third parties, we believe that a holder who exchanges old notes for new notes in the ordinary course of business, who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in a distribution of the new notes, and who is not an “affiliate” of ours within the meaning of Rule 405 of the Securities Act, will be allowed to resell new notes to the public without further registration under the Securities Act and without delivering to the purchasers of the new notes a prospectus that satisfies the requirements of Section 10 of the Securities Act.

If any holder is an affiliate of ours or acquires new notes in the exchange offer for the purpose of distributing or participating in the distribution of the new notes, such holder:

•	cannot rely on the position of the staff of the SEC enumerated in such no-action letters issued to third parties; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction of the new notes, unless an exemption from registration is otherwise available.

Each broker-dealer that receives new notes for its own account in exchange for old notes acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of any new notes received in exchange for old notes acquired by such broker-dealer as a result of market-making or other trading activities. We will make this prospectus, as it may be amended or supplemented from time to time, available to any such broker-dealer that notifies us and requests copies of such prospectus for use in connection with any such resale, in the letter of transmittal or otherwise, for a period of up to 180 days after the expiration date. See “Plan of Distribution.”

Procedures for Tendering

To tender the old notes in the exchange offer, a holder of old notes must either:

•	complete, sign and date the letter of transmittal or facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile to the exchange agent; or

•	if such old notes are tendered pursuant to the procedures for book-entry transfer set forth below, a holder tendering old notes may transmit an agent’s message (as defined below) to the exchange agent in lieu of the letter of transmittal, in either case for receipt on or prior to the expiration date.

In addition:

•	any certificates for such old notes must be received by the exchange agent along with the letter of transmittal;

•	a timely confirmation of a book-entry transfer (a “book-entry confirmation”) of such old notes into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfer described below, along with the letter of transmittal or an agent’s message, as the case may be, must be received by the exchange agent on or prior to the expiration date; or

•	the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC to the exchange agent’s account at DTC and received by the exchange agent and forming a part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. To be tendered effectively, the letter of transmittal and other required documents, or an agent’s message in lieu thereof, must be received by the exchange agent at the address set forth below under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of certificates for old notes, the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. Do not send the letter of transmittal or any certificates for old notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such holders.

Any beneficial owner(s) of the old notes whose old notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such intermediary promptly and instruct such intermediary to tender on such beneficial owner’s behalf. If such beneficial owner wishes to tender on its own behalf, such owner must, prior to completing and executing the letter of transmittal and delivering such owner’s old notes:

•	make appropriate arrangements to register ownership of the old notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder.

The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal described below (see “—Withdrawal of Tenders”), as the case may be, must be guaranteed by an eligible institution (as defined below) unless the old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed either the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by an “eligible institution,” which is a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an “eligible guarantor institution” (within the meaning of Rule 17Ad-15 under the Exchange Act) and, in each instance, is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, such old notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder exactly as such registered holder’s name appears on such old notes.

In connection with any tender of old notes in definitive certificated form, if the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may utilize DTC’s Automated Tender Offer Program, or ATOP, to tender old notes.

All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right:

•	to reject any and all old notes not properly tendered and any old notes our acceptance of which would, in our judgment or in our counsel’s judgment, be unlawful; and

•	to waive any defects, irregularities or conditions of tender as to particular old notes.

Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities in connection with tenders of old notes, neither we, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

While we have no present plan to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any old notes that are not tendered pursuant to the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering the old notes pursuant to the exchange offer, each holder of the old notes will represent to us that, among other things:

•	any new notes to be received by the holders in connection with the exchange offer will be acquired in the ordinary course of its business;

•	the holder is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate in the distribution of the old notes or the new notes;

•	the holder is not an “affiliate” of Deluxe (as defined in Rule 405 under the Securities Act);

•	if the holder is not a broker-dealer, it is not engaged in, and do not intend to engage in, the distribution of the new notes;

•	if the holder is a broker-dealer, it will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities and it will deliver a prospectus in connection with any resale of such new notes; and

•	the holder is not acting on behalf of any person who could not truthfully make the foregoing representations.

Return of Old Notes

In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents, or an agent’s message in lieu thereof.

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if the old notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or otherwise non-exchanged old notes will be returned, to the address specified in the letter of transmittal, without expense to the tendering holder thereof (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described below, such old notes will be credited to an account maintained with DTC) as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s Automated Tender Offer Program procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof, with any required signature guarantees and any other required documents, or an agent’s message in lieu of a letter of transmittal, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under “—Exchange Agent” on or prior to the expiration date or pursuant to the guaranteed delivery procedures described below.

If a holder of the old notes holds those notes through DTC, that holder must complete a form called “Instruction to Registered Holder and/or Book-Entry Transfer Facility Participant from Owner,” which will instruct the DTC participant through whom such holder holds its notes of the holder’s intention to tender its old notes or not to tender its old notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept a tender of old notes by a holder until the exchange agent receives a letter of transmittal (or an agent’s message in lieu thereof) and a book-entry confirmation from DTC with respect to such old notes. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

If a holder of the old notes desires to tender such old notes and the old notes are not immediately available or the holder cannot deliver its old notes (or complete the procedures for book-entry transfer), the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, a holder may effect a tender if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from such eligible institution (by facsimile transmission, mail or hand delivery) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by us, setting forth the name and address of the holder, the certificate number(s) of such old notes (if applicable) and the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date:

(i)	the letter of transmittal (or a facsimile thereof), or an agent’s message in lieu thereof,

(ii)	the certificate(s) representing the old notes in proper form for transfer or a book-entry confirmation, as the case may be, and

(iii)	any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

•	such properly executed letter of transmittal (or facsimile thereof), or an agent’s message in lieu thereof, as well as the certificate(s) representing all tendered old notes in proper form for transfer or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a form of Notice of Guaranteed Delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of old notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn (including the certificate number or numbers, if applicable, and principal amount of such old notes or, in the case of old notes transferred by a book-entry transfer, the name and number of the account at DTC to be credited); and

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered (including any required signature guarantees or, in the case of old notes transferred by book-entry transfer, be transmitted by DTC and received by the exchange agent in the same manner as the agent’s message transferring the old notes).

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us, in our sole discretion, which determination shall be final and binding on all parties.

Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no new notes will be issued with respect thereto, unless the old notes so withdrawn are validly re-tendered. Properly withdrawn old notes may be re-tendered by following one of the procedures described above under “—Procedures for Tendering” at any time prior to the expiration date.

Termination of Certain Rights

All registration rights under the registration rights agreement accorded to holders of the old notes (and all rights to receive additional interest in the event of a registration default as defined therein) will terminate upon consummation of the exchange offer. For a period of up to 180 days after the last day that the exchange offer is open, however, we will keep the registration statement effective and provide copies of the latest version of the prospectus to any broker-dealer that requests copies of such prospectus for use in connection with any resale by such broker-dealer of new notes received for its own account pursuant to the exchange offer in exchange for old notes acquired for its own account as a result of market-making or other trading activities. See “Plan of Distribution.”

Exchange Agent

Wells Fargo Bank, N.A. is the exchange agent. All tendered old notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of the prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

By Registered or Certified Mail or Hand Delivery:	By Telephone or Facsimile:

Wells Fargo Corporate Trust
c/o The Depository Trust and Clearing Corp.	Phone: (800) 344-5128
TADS Department, 1st Floor	Fax: (612) 667-6282
55 Water Street
New York, New York 10041

Wells Fargo Bank, N.A. also serves as trustee under the indenture.

Fees and Expenses

The expenses of soliciting tenders will be borne by us. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile transmission, telephone or other electronic means or in person by our officers and regular employees or those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will pay, however, the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

The expenses to be incurred in connection with the exchange offer, including registration fees, fees and expenses of the exchange agent and the trustee, our accounting and legal fees, and printing costs, will be paid by us.

We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the old notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequence of Failure to Exchange

Participation in the exchange offer is voluntary. Holders of the old notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

Old notes that are not exchanged for the new notes pursuant to the exchange offer will remain “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act. Accordingly, such old notes may not be offered, sold, pledged or otherwise transferred except:

•	to a person whom the seller reasonably believes is a “qualified institutional buyer” within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•	in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S under the Securities Act;

•	pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available);

•	pursuant to an effective registration statement under the Securities Act; or

•	pursuant to another available exemption from the registration requirements of the Securities Act, and, in each case, in accordance with all other applicable securities laws.

Accounting Treatment

The new notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

DESCRIPTION OF THE NOTES

Deluxe has issued the old notes and will issue the new notes described in this prospectus (collective, the “notes”) under an Indenture, dated as of April 30, 2003 (the “Indenture”), among Deluxe and Wells Fargo Bank, National Association (formerly Wells Fargo Bank Minnesota, N.A.), as trustee (the “Trustee”). The terms of the notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act if 1939, as amended (the “Trust Indenture Act”). You may obtain a copy of the Indenture from our public filings. See “Where You Can Find More Information.”

The following is a summary of the material terms and provisions of the notes. The following summary does not purport to be a complete description of the notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Indenture.

General

$600,000,000 aggregate initial principal amount of notes, consisting of $325,000,000 aggregate initial principal amount of 3 1/2% notes due 2007, series B (“new 2007 notes”) and $275,000,000 aggregate initial principal amount of 5 1/8% notes due 2014, series B (“new 2014 notes,” and with the new 2007 notes, the “new notes”) is being issued in this offering. The new 2007 notes will mature on October 1, 2007. The new 2014 notes will mature on October 1, 2014. The new notes will be our direct, senior and unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. We may redeem the new 2014 notes prior to their stated maturity on the terms described below. Holders of the new notes do not have any similar right to require us to redeem the new notes before their stated maturity. The new notes will not be entitled to the benefit of any sinking fund.

These notes will bear interest at the rate shown on the cover page of this prospectus, payable on April 1 and October 1 of each year, commencing on April 1, 2005, to holders of record at the close of business on March 15 and September 15, as the case may be, immediately preceding the relevant interest payment date, except that any interest payable upon maturity or any earlier redemption of the notes will be payable to the person to whom the principal of the note is payable. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. The new notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples of $1,000.

The Indenture does not limit the amount of notes that we may issue. We may issue additional notes having identical terms and conditions to either series of the new notes being issued in this offering with a different issue date in an unlimited aggregate principal amount. Any such new issuances will be part of the same issue as the corresponding series of notes being issued in this offering and will be treated as one class with the corresponding series of notes being issued in this offering, including for purposes of voting, redemptions and offers to purchase.

Optional Redemption

The new 2007 notes will not be redeemable. We may redeem the new 2014 notes, in whole or in part from time to time at our option, upon not less than 30 nor more than 60 days’ notice by mail, at a redemption price equal to accrued and unpaid interest on the principal amount being redeemed to the redemption date plus the greater of:

•	100% of the principal amount of the new 2014 notes to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the new 2014 notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 20 basis points.

In no event will the redemption price of the new 2014 notes ever be less than 100% of the principal amount of the new 2014 notes being redeemed plus accrued and unpaid interest thereon. If the new 2014 notes are only partially redeemed, the new 2014 notes to be redeemed shall be selected by lot by The Depository Trust Company if the new 2014 notes are represented by a global security, or selected by the trustee, using a method the trustee deems to be fair and appropriate, if the new 2014 notes are not represented by a global security.

“Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the new 2014 notes to be redeemed that would be used, at the time of selection and under customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the new 2014 notes.

“Comparable Treasury Price” means, with respect to any date of redemption, the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or if the trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations.

“Quotation Agent” means J.P. Morgan Securities Inc. or Wachovia Capital Markets, LLC or another Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means J.P. Morgan Securities Inc. or Wachovia Capital Markets, LLC and their successors and, at our option, three other nationally recognized investment banking firms that are primary dealers of U.S. government securities in New York City. If any of the foregoing ceases to be a primary dealer of U.S. government securities in New York City, we must substitute another primary dealer of U.S. government securities.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the trustee, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day before the date of redemption.

Payment; Transfer

Principal of (and premium, if any) and interest on the notes will be payable, and the transfer of the notes will be registrable and the notes will be exchangeable for notes bearing identical terms and provisions at the corporate trust office of Wells Fargo Bank, N.A., in the City of Minneapolis, Minnesota or at its agency located in the City of New York, New York. Notwithstanding the above, we may elect to pay any interest on the notes by mailing a check to the person listed as the owner of the notes in the security register.

There will be no service charge imposed by us or the trustee for any registration of transfer or exchange of the notes, but we may require you to pay any tax or other governmental charge payable in connection with a transfer or exchange of the notes.

Restrictive Covenants

There are certain restrictive covenants in the Indenture relating to our issuance of the notes which are summarized below. For your reference, we have provided a list of definitions of the capitalized terms used in the covenants at the end of the description.

Restriction on Secured Debt

We will not, nor will we permit any Restricted Subsidiary to issue, assume or guarantee any indebtedness secured by a pledge, mortgage, security interest, lien or other encumbrance (pledges, mortgages, security interests, liens and other encumbrances are called “liens”) upon any Principal Property or upon any shares of capital stock or indebtedness of any Restricted Subsidiary (whether the Principal Property, shares or indebtedness are now owned or are acquired in the future), without effectively providing that all of the notes issued under the Indenture are secured equally and ratably. These restrictions do not apply to indebtedness secured by liens existing on the date of the Indenture or to:

•	liens on any property existing at the time of its acquisition;

•	liens on property of a company existing at the time it is merged into or consolidated with us or a Restricted Subsidiary or at the time of a sale, lease, or other disposition of the properties of a company as an entirety or substantially as an entirety to us or a Restricted Subsidiary;

•	liens on property of a company existing at the time it becomes a Restricted Subsidiary;

•	liens securing inter-company indebtedness;

•	liens to secure all or part of the cost of acquisition, construction or improvement of the underlying property; provided that the commitment of the creditor to extend the credit secured by the lien is obtained within 120 days before or after the completion of the acquisition, construction or improvement;

•	liens in favor of any foreign or domestic governmental agency to secure certain payments;

•	certain liens imposed by operation of law or in connection with contracts (other than for the payment of money), leases, self-insurance and litigation;

•	liens consisting of easements, rights-of-way, zoning restrictions, restrictions on the use of real property or other title defects which do not materially impair the use of the real property or materially detract from the value of the real property; and

•	any extension, renewal or replacement of any of the liens referred to above, provided that the principal amount of the indebtedness secured by the lien is not increased and the lien is limited to all or part of the same property, shares of stock or indebtedness.

Notwithstanding these restrictions, we and our Restricted Subsidiaries may, without securing the notes, issue or assume secured debt so long as, after giving effect thereto, the aggregate amount of secured debt (not including secured debt permitted under the specific exceptions listed above) and the aggregate Attributable Debt of the Sale and Leaseback Transactions entered into (other than those permitted under the specific exceptions described in “—Restriction on Sale and Leaseback Transactions”) together do not exceed 10% of Consolidated Total Assets.

Restriction on Sale and Leaseback Transactions

We will not, nor will we permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with a term of more than three years with respect to any Principal Property, unless:

•	at the time of entering into such arrangement, we or our Restricted Subsidiary would, without equally and ratably securing the notes, be entitled to incur indebtedness secured by a lien on the property pursuant to one of the exceptions discussed in “—Restriction on Secured Debt”;

•	we apply, within 120 days after the date of the Sale and Leaseback Transaction, an amount equal to the net available proceeds from the sale of the Principal Property to the retirement of any of our indebtedness with a term of more than 12 months, which may include retirement of the notes; or

•	after giving effect thereto, the aggregate amount of secured debt (not including secured debt permitted under the exceptions listed above) and the aggregate Attributable Debt of the Sale and Leaseback Transactions (not including those permitted by the two exceptions listed above) together do not exceed 10% of Consolidated Total Assets.

Definitions Used in the Restrictive Covenants

For purposes of the covenants described above:

“Attributable Debt” means, as of the date of determination, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligation of the lessee for Net Rental Payments during the remaining term of the lease.

“Consolidated Total Assets” means the total of all the assets appearing on the consolidated balance sheet of Deluxe and its subsidiaries, determined according to U.S. generally accepted accounting principles applicable to the type of business in which Deluxe and its subsidiaries are engaged, all as shown in the consolidated balance sheet of Deluxe for its most recent quarter prior to the event for which the determination is being made.

“Net Rental Payments” means the sum of the rental and other payments required to be paid in the period by the lessee under the lease, but excluding payments on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges, and any amounts required to be paid by the lessee that are contingent upon the amount of sales, maintenance and repairs, insurances, taxes, assessments, water rates or similar charges.

“Principal Property” means any manufacturing plant (consisting of real estate, buildings and fixtures) located within the United States of America (other than its territories or possessions) owned by us or any of our subsidiaries, which individually has a gross book value (without deduction of any depreciation reserves), on the date when the determination is being made, in excess of 2% of Consolidated Total Assets (as defined above). However, a Principal Property does not include any manufacturing plant to the extent it is financed by obligations issued by a State or local governmental unit pursuant to Section 142(a)(5), 142(a)(6), 142(a)(8) or 144(a) of the Internal Revenue Code of 1986, as amended, or any successor provision thereof. A Principal Property also does not include any manufacturing plant that is not of material importance to the business conducted by us or our subsidiaries, taken as a whole.

“Restricted Subsidiary” means any of our subsidiaries that owns or leases a Principal Property.

Consolidation, Merger or Sale

The Indenture generally permits a consolidation or merger between us and another corporation, partnership or trust organization. It also permits the sale or transfer by us of all or substantially all of our property and assets to another corporation, partnership or trust organization. These transactions are permitted if:

•	the resulting or acquiring corporation, if other than us, is a corporation or other entity organized under the laws of the United States or any State thereof or the District of Columbia and it assumes by supplemental indenture all of our responsibilities and liabilities under the Indenture, including the payment of all amounts due on the notes and performance of the covenants in the Indenture;

•	immediately after the transaction, no event of default exists or will exist; and

•	we have delivered to the trustee an officer’s certificate and an opinion of counsel representing that the transaction and the related supplemental indenture comply with the Indenture.

If we consolidate or merge with or into any other entity or sell all or substantially all of our assets according to the terms and conditions of the Indenture, the resulting or acquiring entity will be substituted for us in the Indenture, with the same effect as if it had been an original party to the Indenture. As a result, the successor entity may exercise our rights and powers under the Indenture, in our name or in its own name and we will be released from all our liabilities and obligations under the Indenture and under the notes.

Events of Default

An “event of default,” when used with respect to the 2007 notes or the 2014 notes, means any of the following:

•	failure to pay interest on any notes of that series for 30 days after the payment is due;

•	failure to pay the principal of or any premium on any notes of that series when due;

•	failure to perform any other covenant in the Indenture that applies to the notes of that series for 60 days after we have received written notice of the failure to perform in the manner specified in the Indenture; or

•	certain events in bankruptcy, insolvency or reorganization.

Acceleration

If an event of default for any series of notes occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series may declare the entire principal of all the notes of that series to be due and payable immediately.

Rescission of Acceleration

After the declaration of acceleration has been made and before the trustee has obtained a judgment or decree for payment of the money due on any series of notes, the holders of not less than a majority in aggregate principal amount of the outstanding notes of that series may rescind and annul the declaration and its consequences, if:

•	we pay or deposit with the trustee a sum sufficient to pay:

1.	all overdue interest;

2.	the principal and any premium which have become due other than by the declaration of acceleration and overdue interest on these amounts;

3.	interest on the overdue interest, to the extent lawful;

4.	all amounts due the trustee under the Indenture; and

•	all events of default with respect to that series of notes, other than the non-payment of the principal which has become due solely by the declaration of acceleration, have been cured or waived, as provided in the Indenture.

An event of default for a particular series of notes does not necessarily constitute an event of default for any other series of notes issued under the Indenture.

The Indenture requires us to file an officers’ certificate with the trustee each year regarding our performance of certain obligations under the Indenture and which states that certain defaults do not exist under the terms of the Indenture.

Other than its duties in the case of a default, a trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnification. If reasonable indemnification is provided, then, subject to certain other rights of the trustee, the holders of a majority in principal amount of the outstanding notes of any series may, with respect to the notes of that series, direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; or

•	exercising any trust or power conferred upon the trustee.

The holder of a note of any series will have the right to begin any proceeding with respect to the Indenture or for any remedy only if:

•	the holder has previously given the trustee written notice of a continuing event of default with respect to that series of notes;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made a written request of, and offered reasonable indemnification to, the trustee to begin the proceeding;

•	the trustee has not started the proceeding within 60 days after receiving the request; and

•	the trustee has not received directions inconsistent with the request from the holders of a majority in aggregate principal amount of the outstanding notes of that series during those 60 days.

However, the holder of any notes will have an absolute right to receive payment of principal of and any premium and interest on the notes when due and to institute suit to enforce the payment.

Modification and Waiver

Without Holder Consent

Under the Indenture, we and the trustee can modify or amend the Indenture without the consent of any holder of notes for the following purposes:

•	to evidence the succession of another entity to us;

•	to add any covenants or other provisions for the benefit of the holders of all or any series of notes, or to surrender any right or power conferred upon us;

•	to add any additional events of default for all or any series of notes;

•	to provide for the issuance of bearer securities;

•	to change or eliminate any provision of the Indenture or to add any new provision to the Indenture (i) that does not apply to any notes that are created prior to the modification and does not modify the right of the holders of those notes with respect to those provisions, or (ii) when there is no notes that would be affected by the modification outstanding;

•	to provide security for the notes of any series;

•	to establish the form or terms of notes of any series as permitted by the Indenture;

•	to evidence and provide for the acceptance of appointment of a separate or successor trustee; or

•	to cure any ambiguity, defect or inconsistency or to make any other changes that do not adversely affect the interests of the holders of the notes in any material respect.

With Holder Consent

Under the Indenture, we and the trustee can modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes of all series of notes affected by the modification or amendment, acting as one class. However, we may not, without the consent of the holder of each note affected:

•	change the stated maturity date of any payment of principal or interest;

•	reduce the principal amount, premium amount or interest due on the notes;

•	reduce the amount of principal of an original issue discount debt security due upon acceleration of its maturity;

•	change the place of payment or currency in which any payment on the notes are payable;

•	limit a holder’s right to sue us for the enforcement of certain payments due on the notes;

•	reduce the percentage of outstanding notes required to consent to a modification or amendment of the Indenture;

•	reduce the percentage of outstanding notes required to waive compliance of certain provisions of the Indenture or to waive certain defaults under the Indenture; or

•	modify any of the foregoing requirements or the requirements of waiver of restrictive covenants and past defaults discussed below.

Under the Indenture, the holders of a majority in aggregate principal amount of the outstanding notes of the series of notes affected by a particular covenant or condition, may on behalf of all holders of that series, waive compliance by us with certain restrictive covenants or conditions of the Indenture.

In addition, under the Indenture, the holders of a majority in aggregate principal amount of the outstanding notes of any series may, on behalf of all holders of that series, waive any past default under the Indenture, except:

•	a default in the payment of the principal of or any premium or interest on any notes of that series; or

•	a default under any provision of the Indenture which itself cannot be modified or amended without the consent of the holders of each outstanding note of that series.

Defeasance

Defeasance and Discharge.  We will be discharged from our obligations on the 2007 notes or the 2014 notes if we deposit with the trustee, in trust, sufficient money or U.S. government obligations to pay the principal, interest, any premium and any other sums due on the notes of that series on the dates the payments are due under the Indenture and pursuant to the terms of those notes. As used in this document, “U.S. government obligations” mean the direct obligations of the United States of America, backed by its full faith and credit.

However, in addition to fulfilling certain other requirements, we can only be discharged from our obligations under any series of notes if:

•	we deliver to the trustee an opinion of counsel and an officer’s certificate confirming that there has been a change in applicable Federal law, or the United States Internal Revenue Service has either published or given us a ruling to the effect that the discharge will not result in a taxable event for the holders of the notes; and

•	we deliver to the trustee an opinion of counsel and an officer’s certificate confirming that the discharge of our obligations under those notes will not cause that series of notes to be de-listed from the New York Stock Exchange or any other securities exchange if it was originally listed there.

In the event that we deposit funds in trust and discharge our obligations under the 2007 notes or the 2014 notes as described above, then:

•	the Indenture will no longer apply to the notes of that series (except for obligations to compensate, reimburse and indemnify the trustee, to register the transfer and exchange of notes, to replace lost, stolen or mutilated notes and to maintain paying agencies and the trust funds); and

•	holders of notes of that series can only look to the trust fund for payment of principal, any premium and interest on the notes of that series.

Defeasance of Certain Covenants.  We will be discharged from our obligations under the following covenants of the Indenture if we deposit with the trustee, in trust, sufficient money or U.S. government obligations to pay the principal, interest, any premium and any other sums due on the 2007 notes or the 2014 notes on the dates the payments are due under the Indenture and the terms of that series of notes:

•	Maintenance of Properties;

•	Payment of Taxes and Other Claims;

•	Restrictions on Secured Debt;

•	Restrictions on Sale and Leaseback Transactions;

However, in addition to fulfilling certain other requirements, we can only be discharged from our obligations under any covenants of the 2007 notes or the 2014 notes if:

•	we deliver to the trustee an opinion of counsel confirming that the discharge will not result in a taxable event for the holders of that series of notes; and

•	we deliver to the trustee an opinion of counsel and an officer’s certificate confirming that the discharge of our covenant obligations will not cause that series of notes to be de-listed from the New York Stock Exchange or any other securities exchange if it was originally listed there.

Defeasance and Events of Default.  If we exercise our option not to comply with the certain covenants listed above and the 2007 notes or the 2014 notes become immediately due and payable because an event of default has occurred, the amount of money and/or U.S. government obligations on deposit with the trustee will be sufficient to pay the principal, interest, any premium and any other sums, due on that series of notes on the date the payments are due under the Indenture and the terms of the notes, but may not be sufficient to pay amounts due at the time of acceleration. However, we would remain liable for the balance of the payments.

Regarding the Trustee

Wells Fargo Bank, N.A. (“Wells Fargo”) is the trustee under the Indenture and has been appointed by us as Registrar and Paying Agent with regard to the notes. Wells Fargo is also the trustee under our Indenture, dated as of October 27, 1995, as supplemented by a Supplemental Indenture, dated as of December 4, 2002. Furthermore, Wells Fargo is a lender under certain of our credit facilities and has performed and may perform in the future various financial advisory, commercial banking and transfer agent services. The trustee provides us with cash management and other banking and advisory services in the ordinary course of business from time to time and purchases products and services from us in the ordinary course of business. The trustee also acts as our stock transfer and stock options agent.

Certain provisions of the Trust Indenture Act of 1939 that are incorporated by reference in the indenture contain limitations on the rights of the trustee, should it become a creditor of Deluxe, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with Deluxe or any affiliates of Deluxe. If the trustee acquires any conflicting interest (as defined in the Trust Indenture Act), it must eliminate such conflict, apply to the SEC for permission to continue as trustee, or resign.

Governing Law

The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Global Notes and Book-Entry System

Each series of new notes will be issued in book-entry form and will be represented by one or more global notes in fully registered form without interest coupons (the “New Global Notes”). The New Global Notes will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., or another nominee designated by DTC, in each case for credit to an account of a direct or indirect participant in DTC as described below (such nominee being referred to herein as “Global Note Holder”).

Except as set forth below, the New Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the New Global Notes may not be exchanged for new notes in certificated form except in the limited circumstances described below. In addition, transfer of beneficial interests in the New Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of the Euroclear System and Clearstream Banking, S.A.), which may change from time to time.

Each of the clearing systems has advised us as follows:

Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance Systems, S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the initial purchasers. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. The Euroclear Operator was granted a banking license by the Belgian Banking and Finance Commission in 2000, authorizing it to carry out banking activities on a global basis.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants. Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by Euroclear. Clearstream, Luxembourg is incorporated under the laws of The Grand Duchy of Luxembourgas a professional depositary.

Clearstream, Luxembourg holds securities for its participants and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg participants are financial institutions around the world, including securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the initial purchasers. Indirect access to Clearstream, Luxembourg is also available to others that clear through or maintain a custodial relationship with a Clearstream, Luxembourg participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg participants in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

DTC is a limited-purpose trust company that was created to hold securities for its participating organizations, including Euroclear and Clearstream (collectively, the “Participants” or the “Depositary’s Participants”), and to facilitate the clearance and settlement of transactions in these securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary’s Participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “Indirect Participants” or the “Depositary’s Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Depositary’s Participants or the Depositary’s Indirect Participants. Pursuant to procedures established by DTC, ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of the Depositary’s Participants) and the records of the Depositary’s Participants (with respect to the interests of the Depositary’s Indirect Participants).

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the notes will be limited to such extent.

So long as the Global Note Holder is the registered owner of any notes, the Global Note Holder will be considered the sole Holder of outstanding notes represented by such New Global Notes under the Indenture. Except as provided below, owners of notes will not be entitled to have the notes registered in their names and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions, or approvals to the trustee thereunder. None of Deluxe or the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

Payments in respect of the principal of, premium, if any, and interest on any notes registered in the name of a Global Note Holder on the applicable record date will be payable by the trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, Deluxe and the trustee may treat the persons in whose names any notes, including the New Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither Deluxe nor the trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of the notes (including principal, premium, if any, and interest). Deluxe believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective beneficial interests in the relevant security as shown on the records of DTC. Payments by the Depositary’s Participants and the Depositary’s Indirect Participants to the beneficial owners of the notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary’s Participants or the Depositary’s Indirect Participants.

Subject to certain conditions, any person having a beneficial interest in the New Global Notes may, upon request to the trustee and confirmation of such beneficial interest by the Depositary or its Participants or Indirect Participants, exchange such beneficial interest for notes in definitive form. Upon any such issuance, the trustee is required to register such notes in the name of and cause the same to be delivered to, such person or persons (or the nominee of any thereof).

If the Depositary for the notes represented by a New Global Note is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the New Global Note that had been held by the Depositary. In addition, the Indenture permits us at any time and in our sole discretion to decide not to have the notes represented by one or more New Global Notes. DTC has advised us that, under its current practices, it would notify its Participants of our request, but will only withdraw beneficial interest from the New Global Notes at the request of each Participant. We would issue definitive certificates in exchange for any such interests withdrawn. Any notes issued in definitive form in exchange for the New Global Notes will be registered in the name or names that the Depositary gives to the trustee or other relevant agent of ours or theirs. It is expected that the Depositary’s instructions will be based upon directions received by the Depositary from Participants with respect to ownership of beneficial interests in the New Global Note that had been held by the Depositary.

Neither Deluxe nor the trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of the notes and Deluxe and the trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

MATERIAL UNITED STATES INCOME TAX CONSIDERATIONS

General

The following is a general discussion of the material U.S. federal income tax considerations relating to the exchange offer and the beneficial ownership of the new notes. The discussion is based on United States federal income tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury Regulations, and published rulings and court decisions, all of which are subject to change, possibly with retroactive effect. We have not requested, and do not intend to request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will agree with all of the tax consequences described herein.

This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their personal investment circumstances, nor does it discuss U.S. federal income tax laws applicable to special classes of taxpayers such as life insurance companies, dealers in securities, tax exempt organizations, banks or other financial institutions, persons that hold notes as part of a “straddle,” “hedge,” “integrated transaction,” or “conversion transaction,” persons that have a functional currency other than the U.S. dollar, partnerships or other pass-through entities or persons that own notes through a partnership or other pass-through entity, and U.S. expatriates. In addition, the discussion does not consider the effect of any foreign, state, local, or other tax laws that may be applicable to a particular investor. This discussion deals only with investors that purchased the old notes pursuant to the offering memorandum dated September 28, 2004 at the notes’ initial offering price and that will hold the notes as capital assets within the meaning of Section 1221 of the Code.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY OR MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE EXCHANGE OFFER AND OWNING, HOLDING, AND DISPOSING OF A NOTE, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

U.S. Holders

The following summary generally describes the material U.S. federal income tax consequences of the exchange offer and owning, holding, and disposing of notes by a “U.S. Holder,” which means a beneficial owner of a note who is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more United States persons has the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Exchange offer

The exchange of the old notes for new notes pursuant to this exchange offer should not constitute a taxable exchange. As a result: (1) a U.S. Holder should not recognize taxable gain or loss as a result of the exchange; (2) the holding period of the new notes should generally include the holding period of the notes surrendered in exchange therefor; and (3) the adjusted tax basis of the new notes should generally be the same as the adjusted tax basis of the notes surrendered in exchange therefor.

Taxation of interest

Stated interest on a note will generally be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received, depending on the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Sale or other taxable disposition of the notes

Upon the sale, redemption, exchange (other than the exchange offer, as described above) or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon that disposition (other than amounts attributable to accrued interest, which amounts will be taxed as ordinary interest income to the extent not previously included in income) and its adjusted basis in the note. A U.S. Holder’s adjusted basis in a note will generally equal the price paid for the note. Any gain or loss will be long term capital gain or loss if at the time of disposition the note has been held for more than one year. Otherwise, the gain or loss will be short-term capital gain or loss. Long-term capital gains recognized by individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

If you are a U.S. Holder information reporting requirements will, in general, apply to certain payments of principal and interest on the notes and the proceeds of a sale or other disposition of a note unless you are an exempt recipient (such as a corporation). Backup withholding tax will apply to such payments if you fail to provide your correct taxpayer identification number or certification of exempt status or have been notified by the IRS that you are subject to backup withholding for failing to report in full dividend and interest income. Backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

Non-U.S. Holders

The following discussion briefly summarizes the U.S. federal income tax consequences that may apply to beneficial owners of the notes (other than partnerships) who are not U.S. Holders (“Non-U.S. Holders”). Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” persons eligible for benefits under income tax conventions to which the United States is a party and U.S. expatriates. These special rules are not addressed in the following discussion. Non-U.S. Holders should consult their tax advisors regarding the special rules that may apply to them and, in general, the U.S. federal, state, local and other tax consequences that may be relevant to them.

Exchange offer

The exchange of the old notes for new notes pursuant to this exchange offer should not constitute a taxable exchange. The tax consequences of such an exchange to a Non-U.S. Holder are the same as those to a U.S. Holder, as described above under “U.S. Holders—Exchange Offer.”

Taxation of interest

Interest paid to a Non-U.S. Holder will not be subject to U.S. federal withholding tax of 30% (or, if applicable, a lower treaty rate), provided that:

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of our classes of stock;

•	such holder is not a controlled foreign corporation that is related to us through stock ownership;

•	such holder is not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	either (1) the Non-U.S. Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a “United States person” within the meaning of the Code and provides its name and address (generally on IRS Form W-8 BEN), or (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the Non-U.S. Holder certifies to us or our paying agent under penalties of perjury that it has received from the Non-U.S. Holder a statement, under penalties of perjury, that such holder is not a “United States person” and provides us or our paying agent with a copy of such statement or (3) the Non-U.S. Holder holds its notes through a “qualified intermediary” and certain conditions are satisfied. Special certification rules apply to Non-U.S. Holders that are pass-through entities, rather than corporations or individuals.

If a Non-U.S. Holder cannot satisfy the requirements described above, that holder will be subject to the 30% U.S. federal withholding tax with respect to payments of interest on a note, unless the Non-U.S. Holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding because it is effectively connected with the conduct of a U.S. trade or business. If interest paid on the notes is effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business and, if an income tax treaty applies, the Non-U.S. Holder maintains a U.S. “permanent establishment” to which the interest is generally attributable, the Non-U.S. Holder will be subject to U.S. federal income tax on the interest at applicable graduated tax rates in the same manner as if it were a U.S. Holder. If such a holder is a corporation, it may also be subject to a branch profits tax at a 30% rate (or a lower applicable treaty rate).

Sale or other taxable disposition of the notes

A Non-U.S. Holder will not generally be subject to U.S. federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note, unless:

•	the gain is effectively connected to a U.S. trade or business and, if an income tax treaty applies, is attributable to a U.S. permanent establishment, as described below; or

•	the holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

If a Non-U.S. Holder’s gain is described in the first bullet point above, that Non-U.S. Holder will be subject to U.S. federal income tax on the net gain derived from the sale at the applicable graduated rates and a corporate Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a 30% rate (or lower applicable treaty rate). An individual Non-U.S. Holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though that Non-U.S. Holder is not considered a resident of the United States.

Backup withholding and information reporting

In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments of interest on the notes, provided that such non-U.S. Holder has given us the statement described above under “Non-U.S. Holders—Payments of interest.” In addition, a Non-U.S. Holder will not be subject to backup withholding or information reporting with respect to payments of principal or the proceeds of the sale or redemption of a note within the United States or conducted through certain U.S.-related foreign intermediaries, if the payor receives the statement described above or such Non-U.S. Holder otherwise establishes an exemption. Payments of principal or the proceeds of a sale or redemption of a note conducted through a non-U.S. office of a non-U.S. related foreign intermediary generally will not be subject to back-up withholding or information reporting. However, we may be required to report annually to the IRS and to a Non-U.S. Holder the amount of, and the tax withheld, if any, with respect to any interest paid to a Non-U.S. Holder regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder’s United States federal income tax provided the required information is furnished to the IRS in a timely manner.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the new notes must notify us of this fact. Please check the appropriate box in the letter of transmittal requesting additional copies of these documents. In addition, until                     , 2004, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

Notwithstanding the foregoing, we are entitled and/or required under the registration rights agreement to suspend the use of this prospectus by broker-dealers under specified circumstances. If we suspend the use of this prospectus, the 180-day period referred to above will be extended by a number of days equal to the period of the suspension.

We will receive no proceeds in connection with the exchange offer or any sale of new notes by broker-dealers. No underwriter is being used in connection with the exchange offer. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers that may receive compensation in the form of commissions or concessions from the broker-dealers or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “The Exchange Offer” for additional information on resales of the new notes.

We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Prior to the exchange offer, there has not been any public market for the old notes. The old notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for new notes by holders who are entitled to participate in this exchange offer. The holders of old notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, who are not eligible to participate in the exchange offer are entitled to certain registration rights, and we may be required to file a shelf registration statement with respect to those old notes. The new notes will constitute a new issue of securities with no established trading market. We do not intend to list the new notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer and the pendency of any shelf registration statements. Accordingly, no assurance can be given that an active public or other market will develop for the new notes or as to the liquidity of the trading market for the new notes. If a trading market does not develop or is not maintained, holders of the new notes may experience difficulty in reselling the new notes or may be unable to sell them at all. If a market for the new notes develops, any such market may be discontinued at any time.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of those jurisdictions.

LEGAL MATTERS

Certain legal matters with respect to the validity of the new notes offered hereby will be passed upon for us by Dorsey & Whitney LLP.

EXPERTS

Our financial statements incorporated in this Form S-4 by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of New England Business Service, Inc. at June 28, 2003 and June 29, 2002 and for each of the three fiscal years ended June 28, 2003, June 29, 2002 and June 30, 2001, incorporated by reference into this prospectus from the Annual Report on Form 10-K of New England Business Service, Inc. for the year ended June 28, 2003, filed on September 5, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 302A.521, subd. 2, of the Minnesota Business Corporation Act (the “MBCA”) requires Deluxe to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to Deluxe against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding (collectively “Losses”) if, with respect to the same acts or omissions, such person: (1) has not been indemnified by another organization or employee benefit plan for the same Losses; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedures have been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person’s official capacity as director, officer, member of a committee of the board or employee, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions occurring in a director’s, officer’s or employee’s capacity as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the corporation.

Article XII of Deluxe’s Amended Articles of Incorporation provides that no director of Deluxe shall be personally liable to Deluxe or its shareholders for monetary damages for breach of fiduciary duty by such director as a director. Article XII does not, however, limit or eliminate the liability of a director to the extent provided by applicable law for (i) any breach of the director’s duty of loyalty to Deluxe or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorizing a dividend, stock repurchase or redemption or other distribution in violation of Minnesota law or for violation of certain provisions of Minnesota securities laws or (iv) any transaction from which the director derived an improper personal benefit.

The Bylaws of Deluxe provide that Deluxe shall indemnify such persons for expenses and liabilities, in such manner, under such circumstances and to such extent as permitted by the provisions of the Minnesota Statutes relating to indemnification of directors, officers and employees of Minnesota corporations.

Deluxe maintains an insurance policy or policies to assist in funding the indemnification of directors and officers for certain liabilities.

Item 21. Exhibits and Financial Statement Schedules

(a) List of Exhibits.

Exhibit Number	Description
1.1	Purchase Agreement, dated September 28, 2004, by and among Deluxe Corporation and J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, as representatives of the several initial purchasers listed in Schedule 1 of the Purchase Agreement (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed with the Commission on October 4, 2004).

3.1	Articles of Incorporation (incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1990).

3.2	Bylaws (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

4.1	Indenture, dated as of April 30, 2003, by and between us and Wells Fargo Bank Minnesota, N.A. (formerly Norwest Bank Minnesota, National Association), as trustee (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-3 (Registration No. 333-104858) filed with the Commission on April 30, 2003).

4.2	Registration Rights Agreement, dated October 1, 2004, by and among Deluxe Corporation and J. P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, as representatives of the several initial purchasers listed in Schedule 1 of the Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Commission on October 4, 2004).

4.3	Officer’s Certificate and Company Order authorizing the 2007 Notes (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Commission on October 4, 2004).

4.4	Specimen of 144A 2007 Notes (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Commission on October 4, 2004).

4.5	Officer’s Certificate and Company Order authorizing the 2014 Notes (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the Commission on October 4, 2004).

4.6	Specimen of 144A 2014 Notes (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed with the Commission on October 4, 2004).

4.7*	Form of Officer’s Certificate and Company Order authorizing the 2007 Notes, series B.

4.8*	Specimen of New 2007 Notes

4.9*	Form of Officer’s Certificate and Company Order authorizing the 2014 Notes, series B.

4.10*	Specimen of New 2014 Notes

5.1*	Opinion of Dorsey & Whitney to the initial purchasers regarding the validity of the new notes.

10.1	Deluxe Corporation 2000 Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

10.2	Deluxe Corporation 2000 Stock Incentive Plan, as Amended (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

Exhibit Number	Description

10.3	Amended and Restated 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 30, 2001).

10.4	Deluxe Corporation Deferred Compensation Plan (2001 Restatement) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).

10.5	Deluxe Corporation Executive Deferred Compensation Plan for Employee Retention and Other Eligible Arrangements (incorporated by reference to Exhibit 10.24 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

10.6	Deluxe Corporation Supplemental Benefit Plan (incorporated by reference to Exhibit (10)(B) to the Annual Report on Form 10-K for the year ended December 31, 1995).

10.7	Description of modification to the Deluxe Corporation Non-Employee Director Retirement and Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K for the year ended December 31, 1997).

10.8	Government Services Indemnification Agreement, dated as of May 1, 2000, by and between us and eFunds Corporation (incorporated by reference to Exhibit 10.17 to Amendment No. 1 to the S-1 filed by eFunds Corporation with the Commission on May 15, 2000 (Registration No. 333-33992))

10.9	Professional Services Agreement, dated as of April 1, 2000, by and between us and eFunds Corporation (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the S-1 filed by eFunds Corporation with the Commission on May 15, 2000 (Registration No. 333-33992)).

10.10	Tax Sharing Agreement, dated as of April 1, 2000, by and between us and eFunds Corporation (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the S-1 filed by eFunds Corporation with the Commission on May 15, 2000 (Registration No. 33-33992)).

10.11	Form of Severance Agreement entered into between Deluxe and the following executive officers: Ronald E. Eilers, Anthony C. Scarfone, Richard L. Schulte, Douglas J. Treff, Stephen J. Berry, Warner F. Schlais, Guy C. Feltz, Katherine L. Miller, Stuart Alexander and Luann Widener (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December 31, 2000).

10.12	Severance Agreement entered into effective March 1, 2001 between Deluxe and Lawrence J. Mosner (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2000)

10.13	Executive Retention Agreement between Deluxe and Lawrence J. Mosner dated April 2, 2001 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).

10.14	Form of Executive Retention Agreement entered into between Deluxe and the following executive officers: Lawrence J. Mosner, Ronald E. Eilers, Anthony C. Scarfone, Richard L. Schulte, Douglas J. Treff, Stephen J. Berry, Warner F. Schlais, Guy C. Feltz and Luann Widener (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2000).

Exhibit Number	Description

10.15	First Amendment of the Deluxe Corporation Deferred Compensation Plan (2001 Restatement) (incorporated by reference to Exhibit 4.3 to the Form S-8 filed January 7, 2002).

10.16	Deluxe Corporation Deferred Compensation Plan Trust (incorporated by reference to Exhibit 4.3 to the Form S-8 filed January 7, 2002).

10.17	First Amendment to the Deluxe Corporation Supplemental Benefit Plan (2001 Restatement) (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2001).

10.18	Second Amendment to the Deluxe Corporation Deferred Compensation Plan (2001 Restatement) (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2002).

10.19	Deluxe Corporation 2004 Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

12.1*	Computation of Ratio of Earnings to Fixed Charges.

21.1*	Subsidiaries of Deluxe Corporation.

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of Dorsey & Whitney LLP (contained in Exhibit 5.1 Opinion of Dorsey & Whitney LLP).

23.3*	Consent of PricewaterhouseCoopers LLP.

24.1*	Powers of Attorney.

25.1*	Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of Wells Fargo Bank, N.A., as Trustee under the Indenture.

99.1*	Form of Letter of Transmittal.

*	Filed herewith.

(b)	Financial Statement Schedules.

Not Applicable.

(c)	Item 4(b) Information.

Not Applicable.

Item 21. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shoreview, State of Minnesota, on November 10, 2004.

DELUXE CORPORATION

/s/ LAWRENCE J. MOSNER
Lawrence J. Mosner Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ LAWRENCE J. MOSNER Lawrence J. Mosner	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	November 10, 2004

/s/ DOUGLAS J. TREFF Douglas J. Treff	Senior Vice President and Chief Financial Officer (principal financial officer)	November 10, 2004

/s/ KATHERINE L. MILLER Katherine L. Miller	Vice President, Controller and Chief Accounting Officer (principal accounting officer)	November 10, 2004

* Ronald E. Eilers	Director	November 10, 2004

* Charles A. Haggerty	Director	November 10, 2004

* William A. Hawkins, III	Director	November 10, 2004

* Cheryl Mayberry McKissack	Director	November 10, 2004

* Stephen P. Nachtsheim	Director	November 10, 2004

* Mary Ann O’Dwyer	Director	November 10, 2004

* Martyn R. Redgrave	Director	November 10, 2004

Name	Title	Date

* Robert C. Salipante	Director	November 10, 2004

* Isaiah (Ike) Harris, Jr.	Director	November 10, 2004

* T. Michael Glenn	Director	November 10, 2004

*By	/s/ LAWRENCE J. MOSNER
Lawrence J. Mosner Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

4.7*	Form of Officer’s Certificate and Company Order authorizing the 2007 Notes, series B.

4.8*	Specimen of New 2007 Notes

4.9*	Form of Officer’s Certificate and Company Order authorizing the 2014 Notes, series B.

4.10*	Specimen of New 2014 Notes

5.1*	Opinion of Dorsey & Whitney to the initial purchasers regarding the validity of the new notes.

12.1*	Computation of Ratio of Earnings to Fixed Charges.

21.1*	Subsidiaries of Deluxe Corporation.

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of Dorsey & Whitney LLP (contained in Exhibit 5.1 Opinion of Dorsey & Whitney LLP).

23.3*	Consent of PricewaterhouseCoopers LLP.

24.1*	Powers of Attorney.

25.1*	Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of Wells Fargo Bank, N.A., as Trustee under the Indenture.

99.1*	Form of Letter of Transmittal.

*	Filed herewith.